Exhibit 99.2

Table of Contents

1.	CORE BUSINESS	2
2.	HIGHLIGHTS	2
3.	OUTLOOK AND STRATEGY	4
4.	BUSINESS ACQUISITIONS	6
5.	OVERVIEW OF FINANCIAL RESULTS	10
6.	MINES AND DEVELOPMENT PROJECTS	23
7.	NON-GAAP MEASURES	43
8.	LIQUIDITY AND CAPITAL RESOURCES	44
9.	CAPITALIZATION	47
10.	GENERAL AND ADMINISTRATIVE EXPENSES	50
11.	FOREIGN EXCHANGE	50
12.	INVESTMENTS AND INVESTMENT INCOME	51
13.	INCOME TAXES	53
14.	CLOSURE AND RECLAMATION COSTS	54
15.	CONTRACTUAL COMMITMENTS	55
16.	CURRENCY HEDGING	55
17.	COMMODITY HEDGING PROGRAM	55
18.	INTEREST RATE HEDGING	57
19.	CONTINGENCIES	57
20.	OFF-BALANCE SHEET ARRANGEMENTS	58
21.	GOLD AND COPPER MARKETS	58
22.	RESERVE ESTIMATES	59
23.	EXPLORATION AND DEVELOPMENT	61
24.	DEPLETION AND IMPAIRMENT OF MINERAL PROPERTIES	65
25.	RISKS AND UNCERTAINTIES	66
26.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	68
27.	RECENT ACCOUNTING PRONOUNCEMENTS	72
28.	CONTROLS AND PROCEDURES	73
	Cautionary Note Regarding Forward-Looking Statements	76
	Cautionary Note Regarding Reserves and Resources	77

Management’s Discussion and Analysis of Operations and Financial Condition

(US Dollars unless otherwise specified, in accordance with Canadian GAAP)

A cautionary note regarding forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.                                      CORE BUSINESS

Yamana is a Canadian incorporated gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

Yamana is listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: YAU).

2.                                      HIGHLIGHTS

Financial

•                  Annual sales of $747.1 million, an increase of 342% over the prior year. Fourth quarter sales of $218.6 million, an increase of 9% over the third quarter.

•                  Net earnings of $157.2 million for the year, an increase of 324% over the prior year. Fourth quarter net earnings were $47.1 million, an increase of 57% over the third quarter.

•                  Adjusted earnings (a non-GAAP measure) for the year of $259.1 million before income tax effects and $227.6 million after income tax effects or $0.55 per share, representing an increase of 686% per share over the prior year.

•                  Mine operating earnings of $384.6 million for the year, an increase of approximately 1,000% over the prior year. Fourth quarter mine operating earnings of $76.6 million, a decrease of 39% over the third quarter. Subsequent to the period end, the spot price of copper increased by approximately 25%. The Company has realized a gain of $9.2 million in final pricing adjustments subsequent to the quarter end in respect to concentrate receivables outstanding as at December 31, 2007. These pricing adjustments will be recognized in the first quarter of 2008. Additionally, it estimates further positive pricing adjustments of approximately $20.5 million if copper prices remain at current levels of approximately $3.78 per pound and gold prices remain at current levels of approximately $980 per ounce in respect to receivables outstanding as at December 31, 2007 still subject to final pricing.

•                  Cash and short-term investments of $328.6 million as at December 31, 2007 compared to $69.7 million as at December 31, 2006.

•                  Cash flow from operations of $293.9 million for the year after changes in non-cash working capital items. Cash flow from operations of $145.8 million for the quarter after changes in non-cash working capital items.

•                  Declared quarterly dividends of $0.01 per share per quarter.

Operational

•                  Commercial production declared at its Chapada copper-gold project in February 2007, on budget and ahead of schedule.

•                  Total production from all mines of 1,023,855 ounces of gold equivalent for the twelve month period ended December 31, 2007 including pre-acquisition production of 426,552 ounces of gold equivalent from the El Peñón, Minera Florida, Rossi and Alumbrera mines.

•                  Total attributable production (not including pre-acquisition production) of 597,304 ounces of gold equivalent ounces (GEO) for the year, an increase of 90% over the year ended December 31, 2006 at an average cash cost after by-product credits of $(182) per ounce (a non-GAAP measure) on a gold equivalent basis. Total attributable production of 233,750 ounces of gold equivalent during the fourth quarter at average cash costs after by-products of $(9) per ounce.

Development and Exploration

•                  Continued exploration efforts with significant exploration successes, including an exploration program at El Peñón, to identify and define and define further high grade veins.

•                  Mineral resources at El Peñón increased by more than 1 million ounces of gold during the year.

•                  Completed positive feasibility study for the C1 Santa Luz gold project in Brazil.

•                  New discovery at Pilar de Goiás.

•                  Continued construction at São Vicente.

•                  Continued construction of Gualcamayo with targeted start-up in the third quarter 2008.

•                  Received a scoping study for the Amelia Inés and Magdalena (AIM) deposits at Gaulcamayo and work to date indicating that the deposits are higher grade, larger than initially projected, remain open for expansion and are expected significantly contribute to production levels at Gualcamayo.

•                  Expansion program at the Jacobina mine continuing with 8,500 tonnes per day throughput expected by the end of 2008.

•                  Positive scoping study results for Chapada pyrite project, sulphuric acid market study.

•                  Proven and probable gold reserves increased by 11.1 million ounces of 163% from 6.8 million ounces on December 31, 2006 to 17.9 million ounces on December 31, 2007.

Corporate activities

•                  Completed the acquisition of Meridian Gold Inc. and Northern Orion Resources Inc. for total consideration of $4.8 billion.

•                  Entered into a credit facility for up to $700 million.

•                  Increased copper hedging program and secured an accelerated payback of one year at the Chapada copper-gold project.

•                  Completed currency hedges for 280 million Reais.

3.                                      OUTLOOK AND STRATEGY

The Company’s strategic plan is focused on organic growth through increases in reserves and targeting production of 1.3 million GEO in 2008 and progressively increasing to a sustainable level of 2.2 million ounces of gold starting in 2012. Production at these levels will be driven from optimizing operations, enhancements, expansions, improvements and development of existing assets and completion of the construction of projects currently under development. Investments in high target exploration areas and successes from the Company’s robust exploration portfolio will support and supplement these levels. Assuming positive feasibility studies for its advanced exploration stage projects, the Company expects capital investments over the next three years to be in the range of $1.3 billion, which will be funded by operating cash flow. The Company’s financial strategy involves ensuring there are sufficient resources available to bring the Company’s development projects into production and fund an exploration program focused on high priority targets.

In addition to our goal of replacing mined ounces in 2008, particular focus will be placed on operational developments and opportunities to maximize value at Jacobina, Gualcamayo, El Peñón and Chapada and exploration developments at El Peñón, QDD Lower West zone at Gualcamayo and Mercedes.

Upcoming events include the initial resource estimates for La Pepa, Jeronimo and Amancaya in the first half of 2008; updated resource estimates for El Peñón based on ongoing drilling; a feasibility study for Mercedes by the end of 2008; a feasibility study update for Gualcamayo by the end of 2008; and additional upside from Yamana’s advanced exploration portfolio during the year.

First Quarter 2008 Outlook

Production for the first quarter of 2008 is expected to be approximately 220,000 GEO. Copper production from Chapada for the first quarter of 2008 is expected to be approximately 30 million pounds of copper. This is in line with budget expectations and production is expected to increase quarter over quarter during the year.

Production Outlook

As previously quoted in the January 14, 2008 press release, gold production is expected to total up to 1.3 million gold equivalent ounces in 2008 increasing to 1.6 million gold equivalent ounces in 2009 from mines currently in production and mines under construction. Estimated gold and copper production for 2008 and 2009 is detailed below. Silver production of approximately 10 million ounces for 2008 and 2009 is treated as a gold equivalent.

Gold Production Estimates (oz)	2008E	2009E

Chapada	170-175,000	175-180,000
El Péñon (GEO)	425-435,000	425-435,000
São Francisco	130-140,000	145-155,000
Gualcamayo	85-95,000	240-250,000
Jacobina	135-145,000	180-190,000
San Andrés	75-85,000	90-100,000
Fazenda Brasileiro	85-90,000	95-100,000
Minera Florida (GEO)	65-70,000	125-135,000
São Vicente	5-10,000	55-65,000
Alumbrera (i)	60-65,000	55-60,000
Rossi (GEO)	30-40,000	30-40,000

Total GEO (including silver)	1,265– 1,350,000	1,615 – 1,710,000

Copper (lbs) (Chapada)	155-160,000,000	160-165,000,000

Co-product cash cost per GEO	$285-295	$290-310
Co-product cash cost per lb	$0.60-0.65	$0.60-0.65
By-product cash cost per GEO	$(40) - $0	$40 -$80

(i)                                  Represents Yamana’s 12.5% share of Alumbrera production

Cash costs and gold equivalent ounces were estimated using the following metal prices and exchange rates:

	2008	2009

Gold (US$/oz)	700.00	700.00
Silver (US$/oz)	13.00	13.00
Copper (US$/lb)	3.00	3.00
Zinc (US$/tonne)	2,600.00	2,600.00

BRL Real/US$	1.90	1.90
ARS Peso/US$	3.10	3.10
CLP Peso/US$	510.00	550.00

Production and cash cost guidance above is in line with previous guidance and in line with budget.

Cash costs reported on a GEO and by-product basis apply zinc and Chapada copper net revenue as a credit to the cost of gold production and as such the by-product GEO cash costs are impacted by realized zinc and copper prices. GEO is determined by converting silver production to its gold equivalent using relative gold/silver metal prices and adding the converted silver production expressed in gold ounces to the ounces of gold production. Gold production is expected to increase while copper and zinc production remain constant and as such the impact of the by-product credit is reduced on a per ounce basis with increasing gold production. Cash costs are also impacted by inflation year over year.

Cash costs are reported on an annual basis and are expected to vary from quarter to quarter. For 2008 the range of cash costs on a co-product basis not including any by-products are expected to be as follows:  Q1 - $325 to $335 per GEO, Q2 - $285 to $295 per GEO, Q3 - $270 to $280 per GEO and Q4 - $265 to $275 per GEO. The average total cash costs for 2008 are shown in the table above.

Production in 2008 is expected to ramp up progressively quarter over quarter.

Yamana remains fully financed for its strategic gold growth plan where enhancements, expansions, improvements and development of existing assets are expected to drive production towards the Company’s objective to produce approximately 2.2 million gold equivalent ounces in 2012.

Yamana expects capital investments for 2008 to total approximately $575 million including approximately $84 million for exploration. (50% capitalized and 50% expensed). Yamana’s dedicated exploration program in 2008 will focus on mine, near-mine and regional exploration activities in Brazil, Chile, Argentina, Mexico, Nicaragua, Peru and Nevada. Yamana plans approximately 400,000 metres of total drilling on all projects in 2008. The Company is fully funded in all of its capital and exploration programs. The Company is driven by a corporate philosophy of maximizing cash flow and production.

Forecast information is based on the opinions and estimates of management under current circumstances and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from projections.

4.                                      BUSINESS ACQUISITIONS

(i)                                    Acquisition of Meridian Gold Inc. and Northern Orion Resources Inc.

Acquisition of Meridian Gold Inc.

During the year, Yamana acquired all the outstanding common shares of Meridian which held two operating mines in Chile: El Peñón and Minera Florida; a 40% interest in the Rossi property in Nevada and other exploration and development projects in Mexico, Argentina and the US. Yamana offered to exchange 2.235 common shares of Yamana and $6.99 cash for each common share of Meridian. The purchase price equated to a total consideration of $34.60 (Cdn$34.64) per share or $3.6 billion. On October 12, 2007, the Company completed the acquisition of 76.4% of the outstanding shares of Meridian and extended the offer to November 2, 2007 at which time the Company had taken up 89.6% of the outstanding shares of Meridian. Prior to December 31, 2007 the Company completed a follow-up offer on the same terms to acquire 100% of the Meridian shares.

As a result of the acquisition of Meridian, the Company acquired interests in the El Peñón Mine (100%) and Minera Florida Mine (100%) both in Chile, the Rossi Mine (40%) in the United States, the Mercedes project (100%) in Mexico, Esquel project (100%) in Argentina and the Jeronimo project (56.7%) in Chile.

This business acquisition was accounted for as a purchase transaction with Yamana being identified as the acquirer and Meridian as the acquiree. The acquisition was accounted for as a multi-stage acquisition with minority interest expense net of tax of $2 million included in the earnings of Meridian from October 12, 2007 until the 100% interest was achieved.

The preliminary allocation of the purchase price allocates approximately $1.2 billion to the net assets of El Peñón and $183 million to Minera Florida. The Company is undergoing a detailed valuation to complete the allocation of the purchase price to mineral properties. Additionally, the Company has recorded depletion and amortization of $11.3 million for the quarter on the excess purchase price.

Financing the Meridian Gold Inc. and Northern Orion Resources Inc. Acquisitions

To complete the Meridian offer and the Northern Orion transaction, Yamana issued a total of 310.1 million new common shares (226.4 million and 83.7 million common shares to Meridian and Northern Orion shareholders, respectively) and paid cash consideration of approximately $726.1 million (C$7.00 per share)  to Meridian shareholders and $0.2 million to Northern Orion shareholders. Additionally, the Company exchanged options and warrants for similar securities of Yamana. Meridian and Northern Orion options were valued at $52.1 million and Northern Orion warrants were valued at $202.7 million. As further described in Note 4 of the Consolidated Financial Statements, the cash consideration was funded from a $400 million term credit facility, $300 million revolving line of credit facility and the remaining balance was funded from existing cash balances.

Acquisition of Northern Orion Resources Inc.

On July 19, 2007, the Company and Northern Orion Resources Inc. (“Northern Orion”) entered into a definitive business combination agreement whereby the Company would acquire all of the issued and outstanding securities of Northern Orion on the basis of 0.543 of a Yamana common share for each Northern Orion share. The agreement was subject to certain customary conditions including approval by the shareholders of Northern Orion and at least 50.1% of the fully diluted outstanding Meridian common shares having been tendered to the Company’s offer. On August 22, 2007, 83.1%

shareholders at a Special Meeting of Northern Orion shareholders approved the Plan of Arrangement and no notices of dissent were received. Additionally, as indicated above on October 12, 2007, 76% of the fully diluted common shares of Meridian were tendered in response to the Company’s offer. Accordingly, Northern Orion was amalgamated as a 100% subsidiary of the Company on October 13, 2007.

As a result of the acquisition of Northern Orion, the Company has acquired interests in the Alumbrera Mine (12.5%) and the Agua Rica project (100%) in Argentina.

The preliminary allocation of the purchase price allocates approximately $256 million to the Alumbrera Mine and $531 million to Agua Rica excluding future income taxes. The Company is undergoing a detailed valuation of the mining interests acquired. The Company has recorded additional amortization in respect to the excess purchase price on its Alumbrera interest of $5.1 million for the quarter. This amortization is netted against the equity pick-up on the statement of operations.

This business acquisition was accounted for as a purchase transaction with Yamana being identified as the acquirer and Northern Orion as the acquiree. The results of operations of Northern Orion were included in the consolidated financial statements of Yamana from October 13, 2007.

Business Rationale of the Acquisitions

The Company believes that the business combination has resulted in the creation of a pre-eminent mid-tier gold producer with demonstrated expertise in acquiring, developing and operating large-scale mines in Latin America. The combined company will have the scope, scale and financial strength to identify and act in an expeditious manner on opportunities that arise in the Americas and throughout the industry and with the following attributes:

A leader in production growth

•                  Estimated annual gold production increasing from approximately 1.3 million gold equivalent ounces in 2008 to 2.2 million ounces of gold in 2012

Low cost cash producer

•                  Generate strong earnings and cash flow from low cost operations

Growth in resources, production, cash flow and earnings

•                  On a per share and aggregate basis

Superior exploration and development prospects

•                  Geographical and asset diversification in mining friendly regions

Core asset base deepens Latin American presence

•                  Seven principal mining and development projects in Brazil, Chile, Argentina and Mexico fit with Yamana’s targeted Americas focus

In the current environment of significantly escalating capital costs, Yamana’s strategic view is that it is more prudent to purchase existing production as it mitigates capital risk with development projects. With this acquisition, Yamana will fortify the base for subsequent phases of growth from a robust exploration and development portfolio.

The following table summarizes pro forma (assuming acquisition date of January 1, 2007) gold production for the twelve month period ended December 31, 2007 for Yamana, Meridian and Northern Orion as a combined entity:

	Three months ended		Twelve months ended
	December 31, 2007		December 31, 2007
	Gold Equivalent	Cash costs of	Gold Equivalent	Cash costs of
	Ounces	GEO (ii)	Ounces	GEO (ii)

Yamana Gold Inc.	229,488	$(17)	597,304	$(186)

Meridian pre-acquisition
Rossi Mine (i)	1,445	N/A	8,437	$426
El Peñon Mine (i)	24,352	N/A	306,107	$225
Minera Florida (i)	3,917	N/A	55,509	$249

Northern Orion Resources Inc.
Alumbrera Mine	3,150	N/A	56,499	N/A

Yamana Consolidated pro forma	262,352		1,023,856

(i)                                Twelve month balances are as reported amounts per Meridian third quarter filings

(ii)                         A cautionary note regarding non-GAAP measures is included in this Management’s Discussion and Analysis of Operations and Financial Condition

Acquisition of Viceroy Exploration Ltd.

In 2006, the Company acquired all of the outstanding common shares of Viceroy Exploration Ltd. (“Viceroy”), an exploration-stage company. The Company issued Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share. Yamana exchanged all outstanding shares, options and share purchase warrants of Viceroy for similar securities of Yamana at an exchange ratio of 0.97 of a Yamana common share for 1 Viceroy common share. Total consideration paid was approximately $550 million comprised of approximately 52.5 million common shares, transaction costs and issued options and share purchase warrants acquired from Viceroy. Yamana has consolidated the results of operations from October 13, 2006. On January 2, 2007, an additional 4 million shares were issued on the completion of the compulsory acquisition.

Acquisition of Desert Sun Mining Corp.

On April 5, 2006, the Company completed the acquisition of Desert Sun Mining Corp. (“DSM”) which owned the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro mine. Total consideration was approximately $632 million comprised of approximately 63.9 million common shares, transaction costs and issued options and share purchase warrants. Yamana exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 of a Yamana common share for 1 DSM common share.

Acquisition of RNC Gold Inc.

On February 28, 2006, the Company completed the acquisition of RNC Gold Inc. and 100% of the San Andrés Gold Mine in Honduras. The purchase price of this transaction totaled $53 million, comprised of approximately 5.8 million Yamana common shares, $18.9 million in cash and other transaction costs.

This transaction resulted in the Company acquiring the San Andrés Gold Mine and the La Libertad Mine along with a 60% interest in the Cerro Quema development stage property. On July 6, 2006, the Company sold the La Libertad Mine and its interest in the Cerro Quema development stage property for total consideration of 32 million shares in Central Sun Mining Corp (formerly Glencairn Gold Corporation).

5.                                      OVERVIEW OF FINANCIAL RESULTS

Annual Financial Review

The table below present’s selected financial data for the Company’s three most recently completed fiscal years:

	2007	2006	2005

Financial results (in thousands of dollars)
Revenues (ii)	$747,091	$169,206	$46,038
Mine operating earnings	$384,580	$35,056	$8,569
Net earnings (loss)	$157,245	$(70,163)	$(4,111)
Adjusted net earnings (iii)	$227,603	$19,506	$1,986
Cash flow (to) from operations (after changes in non-cash working capital items)	$293,874	$(3,215)	$3,410
Cash flow from operations (before changes in non-cash working capital items)	$292,844	$40,171	$6,445
Cash flow to investing activities	$(702,592)	$(179,029)	$(192,552)
Cash flow from financing activities	$614,344	$97,912	$250,469

Per share financial results
Basic earnings (loss) per share	$0.38	$(0.25)	$(0.03)
Diluted earnings (loss) per share	$0.36	$(0.25)	$(0.03)
Adjusted net earnings per share (iii)	$0.55	$0.07	$0.01

Financial position (in thousands of dollars)
Cash and cash equivalents	$284,894	$69,680	$151,633
Total assets	$9,895,924	$2,181,192	$468,446
Total long-term liabilities	$3,469,659	$387,401	$122,030

Production (iv)
Commercial gold equivalent ounces produced (ounces)	597,304	283,460	103,350
Pre-Commercial gold equivalent ounces produced	—	30,131	12,222
Total gold equivalent ounces produced	597,304	313,591	115,572

Total gold equivalent ounces produced excluding 12% equity interest in Alumbrera	576,908	313,591	115,572
Pro-forma gold equivalent ounces produced including pre-acquisition production from acquired mines	1,023,855	359,272	115,572

Cash costs per gold equivalent ounces produced (iii)	$(182)	$326	$289
Pro-forma cash costs per gold equivalent including pre-acquisition production from acquired mines	$(75)	$ NA	—
Co-product cash costs per gold equivalent ounces produced (iii)	$330	$326	$289

Chapada copper contained in concentrate production (millions of lbs)	122.9	—	—
Chapada co-product cash costs per lb of copper (iii)	$0.72	—	—

Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	11.4	—	—
Alumbrera co-product cash costs per lb of copper (iii)	$1.42	—	—

Chapada concentrate production (tonnes)	201,239	10,278	—
Alumbrera (12.5% interest)concentrate production (tonnes)	20,254	—	—

Sales
Gold sale (ounces)	532,531	277,942	103,772
Pre-commercial gold sales (ounces)	—	19,739	8,744
Total gold sales (ounces)(i)	532,531	297,681	112,516

Gold equivalent sales (ounces)	565,282	297,681	112,516
Alumbrera attributable gold sales (ounces)	24,553	—	—

Chapada payable copper contained in concentrate sales (millions of lbs)	117.0	—	—
Chapada concentrate sales (tonnes)	201,248	—	—

Alumbrera (12.5% interest payable) attributable copper contained in concentrate sales (millions of lbs)	13.0	—	—
Alumbrera (12.5% interest) attributable concentrate sales (tonnes)	24,790	—	—

Average realized gold price per ounce (ii)	$707	$613	$448
Chapada average realized copper price per lb (excluding derivative contracts)	$3.32	$—	$—

(i)                                  Includes payable gold ounces from the Chapada Mine and excludes sales from 12.5% interest in Alumbrera Mine.

(ii)                              Revenues consist of sales net of sale taxes.  Revenue per ounce data is calculated based on gross sales

(iii)                          A cautionary note regarding non-GAAP measures is included in this Management’s Discussion and Analysis.

(iv)                            Gold equivalent ounces include silver ounces converted to fold on a ratio of 55:1 for 2007.

The following table presents a summarized Statement of Operations for the Company’s most recently completed fiscal years:

(in thousands of dollars)	2007	2006	2005

Revenues	$747,091	$169,206	$46,038
Cost of sales	(287,640)	(100,004)	(30,371)
Depreciation, amortization and depletion	(71,815)	(33,510)	(6,740)
Accretion of as set retirement obligations	(3,056)	(636)	(358)

Mine operating earnings	384,580	35,056	8,569

Expenses
General and administrative and other expenses	(68,525)	(24,350)	(10,415)
Other losses	(40,060)	(44,431)	(1,929)

Operating earnings (loss)	275,995	(33,725)	(3,775)

Other business (expenses) income	(23,793)	(25,704)	3,955
Unrealized loss on derivatives	(29,068)	(35,773)	(8,615)

Earnings (loss) before income taxes	223,134	(95,202)	(8,435)

Income tax (expense) recovery	(63,872)	25,039	4,324
Non-controlling interest	(2,017)	—	—

Net earnings (loss)	$157,245	$(70,163)	$(4,111)

Non-GAAP Adjustments :
Stock-based compensation	726	41,099	2,298
Foreign exchange loss (gain)	40,385	(343)	(369)
Unrealized loss on derivatives	29,068	35,773	8,615
Loss on impairment of Fazenda Nova and sill pillar failure expenses	(613)	3,675	—
Provision for loss on tax credits	(1,951)	—	—
Future income tax expense (recovery) on foreign currencytranslation of inter corporate debt	14,478	7,825	(4,447)
Internal transaction costs	15,799	—	—
Debt repayment or extinguishment expense	1,957	24,750	—
Non-controlling interest	2 ,017	—	—

Adjusted earning s before income tax effects	259,111	42,616	1,986

Income tax effect of adjustments	(31,508)	(23,110)	—

Adjusted net earnings (a non-GAAP measure)	$227,603	$19,506	$1,986

Basic earnings (loss) per share	$0.38	$(0.25)	$(0.03)
Diluted earnings (loss) per share	$0.36	$(0.25)	$(0.03)
Adjusted net earnings per share (a non-GAAP measure)	$0.55	$0.07	$0.01

Earnings adjusted for certain non-cash and non-recurring transactions were $227.6 million compared to adjusted net earnings of $19.5 million for the comparative year, representing an increase in adjusted earnings of over 1,000%. The increase in earnings is primarily due to commencement and ramp up of operations at the Chapada Mine.

Adjusted earnings were $0.55 per share for the year.  This compares to adjusted earnings per share of $0.07 for the comparative year, representing an increase of 686% year over year.

Net earnings for the year were $157.2 million.  This compares to a loss of $70.2 million and $4.1 million for the years ended 2006 and 2005, respectively.

Basic earnings per share were $0.38 per share.  Diluted earnings per share were $0.36 per share for the year.   This compares to a basic and diluted loss per share of $0.25 and $0.03 per share for the years ended December 31, 2006 and 2005, respectively.

The financial position and operating activities of the Company have significantly increased from the prior year and particularly over the quarter as a result of the acquisition of Meridian and Northern Orion.

Revenue for the year was $747.1 million, an increase of 342% over the preceding year.  The increase in revenue is attributable to an increase in volume due to production from operations previously under construction, the impact from the acquisition of Meridian and addition of copper sales and an increase in both the gold and copper prices over the prior year.

Revenues for the year included 532,531 ounces of gold and 117 million pounds of payable copper and 1.8 million ounces of silver.  The average realized price for the year was $707 per ounce of gold, $3.32 per pound of copper and $14.14 per ounce of silver

The Company’s average realized gold price during the year of $707 per ounce compares to an average realized price of $613 and $448 per ounce during the years ended December 31, 2006 and 2005.  All gold sales were transacted in the spot market. The spot price itself increased 15% relative to the year ended December 31, 2006. The higher gold price positively affected the Company’s revenues. The impact of a higher average gold price on mine operating earnings was partially offset by a strengthening of the Brazilian Real relative to the US Dollar and higher operating costs. Higher local operating costs before the impact of foreign exchange movements were a result of increases in maintenance costs, the price of fuel, the price of power, and other consumables.

The average realized copper price from Chapada was $3.32 per pound for the year which compares to an average spot price of $3.23 per pound for the year.

Mine operating earnings were $384.6 million for the year.  This compares to mine operating earnings of $35.1 million for the year ended 2006 and $8.6 million for the year ended 2005.  This represents tremendous growth over the past two years resulting from commercial production at the Chapada Mine and São Francisco Mine commencing February 2007 and August 2006, respectively, the acquisition of the Jacobina Mine as of April 6, 2006, the acquisition of the San Andrés Mine as of February 28, 2006 and the acquisition of the El Peñón and Minera Florida Mine as of October 12, 2007.

General and administrative expenses were $68.5 million (2006 - $24.4 million; 2005 - $10.4 million) and include $16 million of non-recurring internal transaction related costs.

The Company recorded an earnings pick-up from its 12.5% interest in the Alumbrera Mine of $3.8 million for the year and the fourth quarter.  The earnings pick-up for the year and the quarter was adversely affected by fair value adjustments on inventory as of the date of acquisition. Had the Company not been required to fair value inventory as of the acquisition date, the equity pick-up would have been approximately $10 million net of additional amortization expense of $5.1 million on the excess purchase price.

Cash and short-term investments as at December 31, 2007 were $328.6 million compared to $69.7 million as at December 31, 2006. Working capital as at December 31, 2007 was $177.9 million compared to $76.3 million as at December 31, 2006. The increase in cash and working capital as at December 31, 2007 vis-à-vis the prior year is a result of an increase in operation activities primarily from the Chapada Mine.

Cash flow from operations before changes in non-cash working capital items was $292.8 million for the year compared to $40.2 million and $6.4 million for the comparative years ended December 31, 2006 and 2005, respectively.  The increase in cash flow from operations for the twelve months is primarily due to the start-up of operations at the Chapada Mine and the acquisition of El Peñón and Minera Florida mines. Cash flow from operations after changes in non-cash working capital was $293.9 million compared to an outflow of $3.2 million and an inflow of $3.4 million for the years ended 2006 and 2005, respectively.

Quarterly Financial Review

The table below presents selected quarterly financial and operating data:

	December 31,	September 30,	June 31,	March 31,
(Unaudited)	2007	2007	2007	2007

Financial results (in thousands of dollars)
Revenue (i)	$218,598	$199,693	$183,667	$145,133
Mine operating earnings	$76,610	$124,936	$106,659	$76,375
Net earnings for the period	$47,109	$29,950	$52,761	$27,426
Adjusted net earnings (iii)	$35,221	$71,461	$76,429	$47,280
Cash flow from operating activities
(after changes in non-cash working
capital items)	$145,808	$55,354	$78,851	$13,861
Cash flow from operating activities
(before changes in non-cash working
capital items)	$28,033	$104,978	$90,905	$68,928
Cash flow to investing activities	$(535,865)	$(75,549)	$(61,375)	$(29,803)
Cash flow from financing activities	$601,434	$(1,273)	$(1,542)	$15,725

Per share financial results
Basic earnings per share	$0.08	$0.08	$0.15	$0.08
Diluted earnings per share	$0.08	$0.08	$0.14	$0.07
Adjusted net earnings per share (iii)	$0.06	$0.20	$0.22	$0.13

Financial Position (in thousands of dollars)
Cash and cash equivalents	$284,894	$66,944	$88,956	$69,808
Total assets	$9,895,924	$2,516,995	$2,407,179	$2,267,075
Total long-term liabilities	$3,469,659	$489,585	$430,303	$384,455

Production
Commercial gold equivalent ounces produced	229,488	131,366	115,843	120,607
Pre-Commercial gold equivalent ounces produced	—	—	—	—
Total gold equivalent ounces produced	229,488	131,366	115,843	120,607
Total gold equivalent ounces produced excluding 12.5%
equity interest in Alumbrera	209,092	131,366	115,843	120,607
Pro-forma gold equivalent ounces produced including
pre-acquisition production from acquired mines	262,352	267,807	255,250	238,448

Cash costs per gold equivalent ounces produced (ii)	$(9)	$(339)	$(434)	$(105)
Pro-forma cash costs per gold equivalent including pre-acquisition	$(3)	$—	$—	$—
Co-product cash costs per gold equivalent ounces produced (ii)	$350	$322	$325	$303

Chapada copper contained in concentrate production (millions of lbs)	30.5	33.5	31.5	27.4
Chapada co-product cash costs per lb of copper (ii)	$0.78	$0.71	$0.72	$0.66

Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	11.4	—	—	—
Alumbrera co-product cash costs per lb of copper (ii)	$1.42	—	—	—

Chapada concentrate production (tonnes)	51,977	54,628	50,304	44,430
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	20,254	—	—	—

Sales
Gold sales (ounces)	161,753	128,056	120,022	122,700
Gold equivalent sales (ounces)	194,505	128,056	120,022	122,700
Alumbrera attributable gold sales (ounces)	24,553	—	—	—

Chapada payable copper contained in concentrate sales (millions of lbs)	28.4	33.0	31.7	23.9
Chapada concentrate sales (tonnes)	48,677	55,773	56,183	40,615

Alumbrera (12.5% interest payable) attributable copper contained in concentrate sales (millions of lbs)	13	—	—	—
Alumbrera (12.5% interest) attributable concentrate sales (tonnes)	24,790	—	—	—

Average realized gold price per ounce (i)	$795	$686	$660	$645
Chapada average realized copper price per lb (excluding derivative contracts)	$3.19	$3.54	$3.59	$2.81

	December 31,	September 30,	June 31,	March 31,
(Unaudited)	2006	2006	2006	2006

Financial results (in thousands of dollars)
Revenue (i)	$59,950	$50,299	$41,882	$17,074
Mine operating earnings	$8,903	$9,492	$11,482	$5,178
Net earnings for the period	$6,140	$(12,085)	$(58,312)	$(5,907)
Adjusted net earnings (iii)	$504	$4,690	$13,146	$4,886
Cash flow from operating activities (after changes in non-cash working capital items)	$8,758	$(22,319)	$15,311	$(108)
Cash flow from operating activities (before changes in non-cash working capital items)	$8,788	$15,310	$15,051	$7,862
Cash flow from investing activities	$(10,785)	$(50,663)	$(57,180)	$(60,401)
Cash flow from financing activities	$3,462	$1,368	$87,822	$5,270

Per share financial results
Basic earnings per share	$0.02	$(0.04)	$(0.21)	$(0.03)
Diluted earnings per share	$0.02	$(0.04)	$(0.21)	$(0.03)
Adjusted net earnings per share (iii)	$—	$0.02	$0.05	$0.03

Financial Position (in thousands of dollars)
Cash and cash equivalents	$69,680	$70,733	$142,347	$96,394
Total assets	$2,181,192	$1,433,890	$1,448,069	$529,954
Total long-term liabilities	$387,401	$181,535	$186,389	$134,426

Production (iv)
Commercial gold equivalent ounces produced	104,563	79,912	64,966	34,019
Pre-Commercial gold equivalent ounces produced	7,881	8,869	12,194	1,187
Total gold equivalent ounces produced	112,444	88,781	77,160	35,206
Pro-forma gold equivalent ounces produced including pre-acquisition production from acquired mines	—	—	—	68,167

Cash costs per gold equivalent ounces produced (ii)	$321	$337	$332	$290
Co-product cash costs per gold equivalent ounces produced (ii)	$321	$337	$332	$290

Copper contained in concentrate production (millions of lbs)	NA	NA	NA	NA
Co-product cash costs per lb of copper (ii)	NA	NA	NA	NA

Concentrate production (tonnes)	NA	NA	NA	NA

Sales
Gold sales (ounces)	97,240	82,602	67,180	30,920
Pre-commercial gold sales (ounces)	19,739	—	—	—
Total gold sales (ounces) (i)	116,979	82,602	67,180	30,920

Gold equivalent sales (ounces)	97,240	82,602	67,180	30,920

Copper contained in concentrate sales (millions of lbs)	NA	NA	NA	NA
Concentrate sales (tonnes)	NA	NA	NA	NA

NA – Not Applicable

(i)                                  Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.

(ii)                              During commercial production.

(iii)                          A cautionary note regarding non-GAAP measures is included in this
Management’s    Discussion and Analysis of Operations and Financial Condition.

(iv)                            Gold equivalent ounces include silver ounces converted to fold on a ratio of 55:1 for 2007.

The following table presents a summarized Statement of Operations for the Company’s most recently completed and comparative quarter:

	For the Three Months Ended
	December 31,	December 31,
(in thousands of dollars)	2007	2006

Revenues	$218,598	$59,951
Cost of sales	(107,885)	(36,193)
Depreciation, amortization and depletion	(32,276)	(14,708)
Accretion of asset retirement obligations	(1,827)	(146)

Mine operating earnings	76,610	8,904

Expenses
General and administrative and other expenses	(37,692)	(10,610)
Other losses	(14,339)	(12,264)

Operating earnings (loss)	24,579	(13,970)

Other business income	(11,203)	(393)
Unrealized gain on derivatives	50,417	1,229

Earnings (loss) before income taxes	63,793	(13,134)

Income tax (expense) recovery	(14,667)	19,275
Non-controlling interest	(2,017)	—

Net earnings	$47,109	$6,141

Non-GAAP Adjustments:
Stock-based compensation	28	2,798
Foreign exchange loss	33,359	5,790
Unrealized gain on derivatives	(50,417)	(1,229)
(Recovery) loss on impairment of Fazenda Nova and sill pillar failure expenses	(13,783)	3,675
Recovery of loss on tax credits	(4,931)	—
Future income tax expense (recovery) on foreign currency translation of inter corporate debt	1,197	6,439
Internal transaction costs	15,799	—
Debt repayment or extinguishment expense	1,957	—
Non-controlling interest	2,017	—

Adjusted earnings (loss) before income tax effects	32,335	23,614

Income tax effect of adjustments	2,886	(23,110)

Adjusted net earnings (a non-GAAP measure)	$35,221	$504

Basic earnings (loss) per share	$0.08	$0.04
Diluted earnings (loss) per share	$0.08	$0.04
Adjusted net earnings per share (a non-GAAP measure)	$0.06	$0.00

Consolidated net earnings for the quarter ended December 31, 2007 were $47.1 million.  This compares to $6.1 million for the quarter ended December 31, 2006.

Adjusted earnings for the fourth quarter were $35.2 million or $0.06 per share which compares to $0.5 million or $Nil per share for the comparative quarter of the prior year.

Revenues for the fourth quarter were $218.6 million.  This compares to $60 million for the comparative quarter ended December 31, 2006.  Revenues for the quarter include the sale of gold, copper concentrate, zinc concentrate and silver.  Revenues for the fourth quarter increased from that of the third quarter despite a decrease in the copper price over the period.   The increase in revenues is mainly due to a 15% increase in the price of gold per ounce and the impact of Meridian operations during the fourth quarter.  The copper spot price decreased by 6% to an average of $3.28 for the quarter from the third quarter.  Additionally, revenues include fair value adjustments on receivables from the sale of concentrate.  These receivables are valued at forward market prices on the expected date that final sales prices will be fixed until final settlement occurs.  Changes in the fair value are recorded in revenue.  From September 30, 2007 to December 31, 2007 there was a 16% decrease in the forward prices used in these fair value calculations.  This was mitigated by a mark-to-market gain on the copper hedge book of approximately $50.4 million. Subsequent to the period end, the spot price of copper increased by approximately 25%.  The Company has realized a gain of $9.2 million in final pricing adjustments subsequent to the quarter end in respect to concentrate receivables outstanding as at December 31, 2007.  Additionally, it estimates further positive pricing adjustments of approximately $20.5 million if copper and gold prices remain at current levels of approximately $3.78 per pound and $980 per ounce, respectively. This compares to $2.95 per pound of copper and $785 per ounce of gold used in the fair value valuation of the receivables outstanding as at December 31, 2007 and still subject to final pricing.

Revenues for the quarter ended December 31, 2007 included sales of 161,753 ounces of gold, 28.4 million pounds of copper and 1.8 million ounces of silver.  The average realized price for the quarter was $795 per ounce of gold, $3.19 per pound of copper and $14.14 per ounce of silver.

The Company’s average net realized gold price during the quarter of $795 per ounce represented an increase of 16% over the third quarter.  The average copper price realized during the quarter was $3.19 per pound compared to $3.54 per pound during the third quarter, a decrease of 10% quarter over quarter.

Mine operating earnings for the quarter were $76.6 million compared to $8.9 million for the quarter ended December 31, 2006 and to $124.9 million for the third quarter.  Mine operating earnings for the quarter were highly affected by the decline in the copper price over the fourth quarter.

Depletion and amortization for the quarter was $32.3 million of which $11.3 million represents amortization of the excess purchase price in respect to the acquisition of Meridian.

Cash flow from operations before changes in non-cash working capital items was $28 million for the quarter ended December 31, 2007 compared to $8.8 million for the comparative quarter ended December 31, 2006.  Cash flow from operations after changes in non-cash working capital items was $145.8 million compared to $8.8 million for the comparative quarter ended December 31, 2006.

General and administrative expenses for the quarter ended December 31, 2007 were $37.7 million and include internal transaction costs of $15.8 million which are non-recurring in nature.

Accretion for the Company’s asset retirement obligations for the quarter ended December 31, 2007 was $1.8 million. This compares to $0.1 million for the quarter ended December 31, 2006.

6.                                      MINES AND DEVELOPMENT PROJECTS

Overview of Annual Operating Results

Production from all mines on a full year basis was 1 million gold equivalent ounces including pre-acquisition production.

For 2007, the Company produced 576,908 ounces of gold equivalent excluding production from its equity interest from the Alumbrera Mine and pre-acquisition production from other acquired mines.  Total production including Alumbrera was 597,304 gold equivalent ounces.  This compares to total production of 313,591 ounces during fiscal 2006 and production of 115,572 ounces during fiscal 2005.

Copper production for the year was 122.9 million pounds from the Chapada Mine.  Additionally, 11.4 million pounds of copper were produced from Alumbrera attributable to Yamana.  The Company did not have any copper production during the comparative years ended December 31, 2006 and 2005.

Average cash costs for the year were $(182) (net of by-product credits) per ounce of gold equivalent including Alumbrera.  This compares to cash costs of $326 per ounce for the year ended December 31, 2006 and $289 per ounce for the comparative year ended December 31, 2005.

Co-product cash costs per pound of copper were $0.72 for the year from Chapada.  Co-product cash costs for the year including Yamana’s interest in the Alumbrera Mine were $0.79 per pound.

The following table summarizes post acquisition production by mine attributable to Yamana for the fiscal year 2007:

				Total
		Total Gold		Copper	Total	Cash costs	Co-product
		Equivalent	Total Gold	Production	Concentrate	per Gold	Cash costs
		Production	Equivalent	(millions of	Production	Equivalent	per lb of
		(oz.)	Sales (oz.)	lbs)	(tonnes)	ounce	Copper

Chapada	2007	178,125	168,135	122.9	201,339	$(1,360)	$0.72
	2006	7,881	—	4.5	10,278	$—	$—
	2005	—	—	—	—	$—	$—
El Peñón (i)	2007	77,340	74,582	—	—	$265	$—
	2006	—	—	—	—	$—	$—
	2005	—	—	—	—	$—	$—
São Francisco	2007	104,764	104,672	—	—	$373	$—
	2006	80,128	75,290	—	—	$295	$—
	2005	4,843	4,050	—	—	$—	$—
Jacobina	2007	54,076	54,458	—	—	$541	$—
	2006	62,534	64,102	—	—	$327	$—
	2005	—	—	—	—	$—	$—
San Andrés	2007	51,538	53,692	—	—	$410	$—
	2006	56,792	54,484	—	—	$342	$—
	2005	—	—	—	—	$—	$—
Fazenda Brasileiro	2007	87,969	86,959	—	—	$388	$—
	2006	76,413	75,321	—	—	$350	$—
	2005	74,570	72,074	—	—	$320	$—
Fazenda Nova	2007	6,925	8,712	—	—	$551	$—
	2006	29,843	28,484	—	—	$294	$—
	2005	36,159	36,392	—	—	$208	$—
Minera Florida (i)	2007	12,788	11,107	—	—	$243	$—
	2006	—	—	—	—	$—	$—
	2005	—	—	—	—	$—	$—
Rossi (40% interest) (i)	2007	3,383	2,965	—	—	$469	$—
	2006	—	—	—	—	$—	$—
	2005	—	—	—	—	$—	$—
Total before equity interest	2007	576,908	565,282	122.9	201,339	$(155)	$0.72
	2006	313,591	297,681	4.5	10,278	$326	$—
	2005	115,572	112,516	—	—	$289	$—
Alumbrera (12.5% interest) (i)	2007	20,396	24,553	11.4	20,254	$(816)	$1.42
	2006	—	—	—	—	$—	$—
	2005	—	—	—	—	$—	$—
Total	2007	597,304	589,835	134.3	221,593	$(182)	$0.79
	2006	313,591	297,681	4.5	10,278	$326	$—
	2005	115,572	112,516	—	—	$289	$—

(i)           Production statistics in the above table exclude pre-acquisition production

Proven and probable reserves were 17.9 million ounces of contained gold, 182 million ounces of contained silver and 11.4 billion pounds of contained copper as of December 31, 2007 based on a gold price of $550-$575 per ounce, a silver price of $10.75 per ounce and a copper price of $1.75 per pound.  This represents an increase of approximately 11.1 million ounces of gold or 163% from the prior year.

GRAPH 1: Production in 2007: Gold Equivalent Ounces by Mine (including pre-acquisition production)

GRAPH 2: Attributable Production in 2007: Gold Equivalent Ounces by Mine

Inventory as at December 31, 2007 was $97.6 million compared to $51.3 million as at December 31, 2006.  Inventory increased as a result of the acquisitions and ramp-up of recently constructed mines.

Overview of Quarterly Operating Results

Total production for the fourth quarter was 262,352 gold equivalent ounces including Yamana’s proportionate interest in production from the Alumbrera Mine. Production attributable to Yamana for the quarter was 229,488 gold equivalent ounces at cash costs of $(9) per gold equivalent ounces.

Copper production for the quarter ended December 31, 2007 was 30.5 million pounds from the Chapada Mine.  Additionally, 11.4 million pounds of copper were produced from Alumbrera attributable to Yamana.  The Company did not have any copper commercial production during the years ended December 31, 2006 and 2005.

Co-product cash costs per pound of copper were $0.78 for the quarter from the Chapada Mine. Co-product cash costs per pound of copper for the quarter including Yamana’s interest in the Alumbrera Mine were $0.97 per pound.

Average cash costs after by-product credits for the quarter were $(9) per GEO.

The following table summarizes post acquisition production statistics attributable to Yamana by quarter for 2007:

		Total Gold			Total	Cash costs	Co-product
		Equivalent	Total Gold	Total Copper	Concentrate	per Gold	Cash costs
		Production	Equivalent	Production	Production	Equivalent	per lb of
		(oz.)	Sales (oz.)	(millions of lbs)	(tonnes)	ounce	Copper

Chapada	Q4	45,428	38,852	30.5	51,977	$(969)	$0.78
	Q3	49,716	48,133	33.5	54,628	$(1,560)	$0.71
	Q2	44,027	47,427	31.5	50,304	$(1,789)	$0.72
	Q1	38,954	33,723	27.4	44,430	$(1,077)	$0.66
El Peñón (i)	Q4	77,340	74,582	—	—	$265	$—
	Q3	—	—	—	—	$—	$—
	Q2	—	—	—	—	$—	$—
	Q1	—	—	—	—	$—	$—
São Francisco	Q4	21,244	21,056	—	—	$455	$—
	Q3	27,271	23,114	—	—	$390	$—
	Q2	24,988	25,622	—	—	$340	$—
	Q1	31,261	34,880	—	—	$328	$—
Jacobina	Q4	18,264	19,996	—	—	$626	$—
	Q3	17,289	15,335	—	—	$544	$—
	Q2	11,447	9,451	—	—	$448	$—
	Q1	7,076	9,676	—	—	$470	$—
San Andrés	Q4	8,139	7,719	—	—	$648	$—
	Q3	12,506	12,798	—	—	$346	$—
	Q2	13,941	14,826	—	—	$391	$—
	Q1	16,952	18,349	—	—	$359	$—

Fazenda Brasileiro	Q4	22,506	18,228	—	—	$460	$—
	Q3	24,086	26,940	—	—	$351	$—
	Q2	19,060	20,992	—	—	$418	$—
	Q1	22,317	20,799	—	—	$330	$—
Fazenda Nova	Q4	—	—	—	—	$—	$—
	Q3	498	1,736	—	—	$368	$—
	Q2	2,380	1,704	—	—	$589	$—
	Q1	4,047	5,272	—	—	$551	$—
Minera Florida (i)	Q4	12,788	11,107	—	—	$243	$—
	Q3	—	—	—	—	$—	$—
	Q2	—	—	—	—	$—	$—
	Q1	—	—	—	—	$—	$—
Rossi (40% interest) (i)	Q4	3,383	2,965	—	—	$469	$—
	Q3	—	—	—	—	$—	$—
	Q2	—	—	—	—	$—	$—
	Q1	—	—	—	—	$—	$—
Total before equity interest	Q4	209,092	194,505	30.5	51,977	$86	$0.78
	Q3	131,366	128,056	33.5	54,628	$(339)	$0.71
	Q2	115,843	120,022	31.5	50,304	$(434)	$0.72
	Q1	120,607	122,699	27.4	44,430	$(105)	$0.66
Alumbrera (12.5% interest) (i)	Q4	20,396	24,553	11.4	20,254	$(816)	$1.42
	Q3	—	—	—	—	$—	$—
	Q2	—	—	—	—	$—	$—
	Q1	—	—	—	—	$—	$—
Total	Q4	229,488	219,058	41.9	72,231	$(9)	$0.97
	Q3	131,366	128,056	33.5	54,628	$(339)	$0.71
	Q2	115,843	120,022	31.5	50,304	$(434)	$0.72
	Q1	120,607	122,699	27.4	44,430	$(105)	$0.66

(i) Production statistics in the above table exclude pre-acquisition production (October 12, 2007).

GRAPH 1: Production in the fourth quarter 2007: Gold Equivalent Ounces by Mine (including pre-acquisition production)

GRAPH 2: Attributable Production in the fourth quarter 2007: Gold Equivalent Ounces by Mine

CHAPADA MINE

	Three months ended	Years ended
	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2007	2007	2006	2005

Production
Concentrate (tonnes)	51,977	201,339	—	—
Pre-commercial production (tonnes)	—	—	10,278	—

Gold contained in concentrate production (ounces)	45,428	178,125	—	—
Pre-commerical production (ounces)	—	—	7,881

Copper contained in concentrate (millions of pounds)	30.5	122.9	—	—

Pre-commercial production (millions of pounds)	—	—	4.5	—

Cash costs per ounce produced	$(969)	$(1,360)	$—	—
Co-product cash costs per oz of gold produced	$285	$218	$—	—
Co-product cash costs per lb of copper produced	$0.78	$0.72	$—	—

Ore mined (tonnes)	5,750,458	18,651,162	877,197	—
Ore processed (tonnes)	3,057,178	12,693,868	825,586	—

Ore grade Gold (g/t)	0.63	0.60	—	—
Ore grade Copper (%)	0.51	0.50	—	—

Concentrate grade - gold (g/t)	27.2	27.6	—	—
Concentrate grade - copper (%)	26.6	27.7	—	—

Gold recovery rate (%)	73.0	73.0	—	—
Copper recovery rate (%)	89.3	87.8	—	—

Sales
Concentrate (tonnes)	48,677	201,248	—	—
Payable gold contained in concentrate (ounces)	38,852	168,135	—	—
Payable copper contained in concentrate (millions of pounds)	28.4	117.0	—	—

Chapada is the Company’s flagship operation, located in the state of Goias, Brazil. The Chapada Mine and processing facilities were constructed in less than two years following receipt of a positive feasibility study in June 2004 and the start of construction in

November 2004. The processing of ore at Chapada began in late November 2006 and the mine has been operating above design specifications since start up of operations.

The commissioning of the Chapada Mine occurred over a short period of time given the size and complexity of the plant. Ore was first processed through the plant in November 2006 and the Company declared commercial production on February 11, 2007. The original design and operational results to date show the promise of expanding mill throughput to over 16 million tonnes per year of mill feed. The Company expects to optimize the mill and increase throughput.

Chapada produced a total of 178,125 ounces of gold contained in concentrate and 122.9 million pounds of copper contained in concentrate during the year.  Average cash costs on a net of by-product basis were $(1,360) per ounce.

Production of gold contained in concentrate for the fourth quarter was 45,427 ounces.  Additionally, a total of 30.5 million pounds of copper contained in concentrate were produced during the fourth quarter.  Total gold and copper production was down approximately 9% from that of the third quarter with tonnage down approximately 5% quarter over quarter.

Average cash costs were $(969) per ounce on a by-product basis for the fourth quarter.  This compares to $(1,560) per ounce for the third quarter.  The increase in cash costs is a function of the lower copper by-product credits and a 6% strengthening of the Real vis-a-vis the third quarter.

Total revenue for the quarter net of sales taxes, treatment and refining costs during the quarter was $85.7 million and $455.2 million on a year-to-date basis. Associated transportation costs were approximately $11.8 million and $37.0 million for the respective periods. As at December 31, 2007, the Company had receivables in the amount of $57.2 million in respect of concentrate sales.

Mine operating earnings for the quarter from the Chapada Mine were $41.9 million.  This compares to $112.7 million during the third quarter.  Mine operating earnings decreased from the third quarter as copper prices declined over the period. Revenues include mark-to-market adjustments on concentrate receivables.  The copper forward price used to calculate the mark-to-market adjustment as at December 31, 2007 was 16% lower than that used as at September 30, 2007 representing a decrease of approximately $36 million in revenues for the quarter.  Additionally, gross sales were down approximately $26 million due to the decrease in the average spot price of copper and lower production levels.

Depreciation, amortization and depletion expenses were approximately $127 per ounce and $88 per ounce of gold for the quarter and year ended, respectively.

Chapada Pyrite Marketing Study

The Company has also completed a sulphuric acid market study which was undertaken following the scoping study for its pyrite project at the Chapada mine.  The objective of the market study was to determine the availability of a local market for sulphuric acid and the appropriate pricing to use in a feasibility study for the project.

The original scoping study was released in May 2007 and concluded that additional gold and copper, along with sulphuric acid, could be recovered from the pyrite concentrate taken from the tailings of the principal operations at Chapada.  By treating approximately 580,000 tonnes per year of concentrate, approximately 560,000 tonnes of sulphuric acid could be generated for sale annually.  Over the life of the mine, approximately 10.6 million tonnes of acid would be produced and an additional 320,000 ounces of gold and 94 million pounds of copper would be recovered based on current reserves at Chapada.

Yamana assumed commodity prices of $70 per tonne of sulphuric acid, $1.50 per pound of copper and $600 per ounce of gold in its initial scoping study relating to the Chapada pyrite project. At these prices, the five percent discounted cash flow value for the project was $276 million. Other parameters for the project were as follows (in millions):

Direct Costs :	$151.0
Indirect Costs:	17.5
Contingency:	26.3

Total Capital Costs:	$194.8

Annual Operating Costs:	$7.9	(approximately $14.00 per tonne of acid)

Current spot prices of sulphuric acid have reached levels of $250-$300 per tonne.

Given the continued favourable economics for the project, Yamana is now moving forward with this project expecting to install or joint venture the installation of the pyrite concentrate and sulphuric acid plant.

EL PEÑÓN

	Three months ended	Years ended
	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2007	2007	2006	2005

Production
Gold production (ounces)	44,965	44,965	—	—
Gold equivalent (ounces)	77,340	77,340

Cash costs per ounce produced (GEO)	$265	$265	—	—

Ore mined (tonnes)	189,885	189,885	—	—

Ore Grade (g/t)	7.92	7.92	—	—

Ore Recovery rate (%)	93.7	93.7	—	—

Sales
Gold sales (ounces)	43,005	43,005	—	—
GEO sales (ounces)	74,582	74,582	—	—
Silver sales (ounces)	1,736,704	1,736,704	—	—

El Peñón was acquired through the Company’s acquisition of Meridian in October 2007. Production statistics in the above table represent Yamana’s attributable production.

El Peñón is located in northern Chile producing gold and silver.

During the twelve month period, El Peñón produced a total of 383,448 gold equivalent ounces which compares to 346,509 ounces of gold equivalent in 2006, an increase of 11% year over year.

The average ore grade was 7.92 g/t on production of 44,965 ounces of gold attributable to Yamana which is consistent to that of the 2006 fiscal year.

Recovery rates averaged 94% on gold production attributable to Yamana which compares to 95% during the 2006 fiscal year.

Depreciation, depletion and amortization expenses for the quarter were approximately $192 per ounce of gold equivalent.

Continued developments at the El Peñón mine are expected to result in increased production to approximately 500,000 GEO per year by the third quarter of 2008, growing to approximately 600,000 GEO per year by the end of 2009.

The Company has developed a mine plan which includes processing of ore increasing to a sustainable level of approximately 3,500 tonnes per day by the third quarter of 2008, increasing production to 500,000 GEO per year and to approximately 5,000 tonnes per day by the end of 2009 as a result of improvements in mine development and processing.  Continuing exploration activities particularly in the North Block area suggest that sufficient ore will be available to sustain a throughput increase to 5,000 tonnes per day.  In addition, existing resources and an historical 80% conversion rate of reserves to resources at El Peñón support the Company’s view that production can be increased initially to 500,000 GEO per year and then to 600,000 GEO per year for a sustainable period of 10 years.

Additional developments include the upgrade of equipment and improvements in mine production and efficiency.

SÃO FRANCISCO MINE

	Three months ended	Years ended
	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2007	2007	2006	2005

Production
Commercial Gold production (ounces)	21,244	104,764	57,878	—
Pre-commercial Gold production (ounces)	—	—	22,250	4,843
Total Gold production (ounces)	21,244	104,764	80,128	4,843

Cash costs per ounce produced	$455	$373	$295	—

Ore mined (tonnes)	1,758,933	7,566,871	2,372,101	—

Ore Grade (g/t)	0.47	0.54	0.67	—

Full Recovery rate (%)	77	77	77	—
Ore Recovery rate (%)	82.0	79.2	51.7	—

Sales
Gold sales (ounces)	21,056	104,672	55,551	—
Pre-commercial gold sales (ounces)	—	—	19,739	4,050
Total gold sales (ounces)	21,056	104,672	75,290	4,050

São Francisco declared commercial production effective August 1, 2006.

The Company plans to concentrate on upgrading the large indicated and inferred resource to reserves to extend the mine life beyond the current life of mine during 2008. The Company will also be studying the potential for underground mining to access deeper ore resources. Improvements in mining and ore processing are expected to result in increased production beginning in 2008.

A total of 21,244 ounces of gold were produced from the São Francisco Mine during the quarter. This compares to production of 37,089 ounces of gold during the comparative quarter ended December 31, 2006 and 27,271 ounces produced during the third quarter of 2007. On a full year basis the mine produced 104,764 ounces of gold.

Full year production at São Francisco was lower than previously forecast due to continued mining and processing of lower than planned grade material.  Mineralized material which had previously been considered waste is being put on the leach pads for processing. While this means that production in the short term was lower it also means that total ore reserves are higher thus extending the mine life. It also accounts for costs being higher than previously forecast.

A total of 5.8 million tonnes of ore were mined during the quarter, an increase of 3.7 million tonnes from the preceding quarter. Waste removal is now under contract to reduce waste removal costs and allow the Company to concentrate on operations and grade control.

Average cash costs for the year were $373 per ounce. Average cash costs for the quarter were $455 per ounce compared to $390 per ounce for the third quarter, an increase of 17%.  The increase in cash costs was principally the result of a decrease in grade.  Grade in the quarter was 22% lower than the prior quarter because of the rainy season.  Due to a higher than expected volume of rain, the extraction of deeper higher grade ore was postponed to a less rainy period as the drainage of deeper ore is more complex and has associated higher costs if performed during the rainy season.

In March 2007, a currency hedge was put in place to manage the Company’s exposure to increases in costs at the São Francisco Mine due to fluctuations in the R$-US$ exchange rate. This hedge continues to help improve cash costs and will provide protection against a strengthening Brazilian Real.  A total of R71.2 million are under open contracts through 2010 relating to São Francisco costs.  These contracts fix the exchange rate at an average of 2.2997 Real to the US Dollar.

The recovery rate is a calculation of gold recovered divided by the gold placed on the heap leach pads. The calculation does not take into account the six month leach cycle at São Francisco and the future amounts of gold to be recovered. As the calculation does not take these effects into consideration, it is not representative of the extraction rate of ore loaded onto the pads for the full extraction cycle.  The current spent leach recovery rate for depleted leach pads is 77%, approximately at feasibility study levels.

Mine operating earnings for the quarter and for the year ended December 31, 2007 were $1.0 million and $16.9 million, respectively.  Mine operating earnings decreased from the third quarter as production was lower and costs were higher.

Depreciation, depletion and amortization expenses for the quarter ended December 31, 2007 were approximately $123 per ounce of gold and $86 per ounce for the year end.

JACOBINA

	Three months ended	Years ended
	December	December 31,	December 31,	December 31,
Operating Statistics	31, 2007	2007	2006	2005

Production
Gold production (ounces)	18,264	54,076	62,534	—

Cash costs per ounce produced	$626	$541	$327	—

Ore mined (tonnes)	355,170	1,044,312	1,102,188	—
Ore processed (tonnes)	354,660	1,040,174	1,094,143	—

Ore Grade (g/t)	1.69	1.71	1.91	—

Ore Recovery rate (%)	94.8	94.8	94.2	—

Sales
Gold sales (ounces)	19,996	54,458	64,102	—

Jacobina was initially acquired through the Company’s acquisition of Desert Sun Mining.

Production for the year was down 13.5% due to a sill pillar failure in the first quarter.  Production for the fourth quarter was 18,265 ounces of gold which compares to 17,289 ounces during the third quarter, an increase of 5.6%.

Cash costs increased by 15% from the third quarter to $626 per ounce.  On a full year basis cash costs have increased 65% from that of the previous year.  The increase in cash costs is mainly due to a 12% decrease in grade year over year and a 6% decrease in grade quarter over quarter.  Additionally, costs during the fourth quarter were affected by a strengthening Real quarter over quarter of 7%.

The Company recorded a non-recurring loss from non-production costs during business interruption of $13.2 million year-to-date as a result of sill pillar failures. The Company has agreed to a settlement with the insurance company of approximately $14.0 million which has been booked in the quarter ended December 31, 2007.  Further recoveries are expected in the second quarter of 2008.  This will be booked at the time the Company and the insurance company settle the claim.

Expansion at the Jacobina Mine is underway to increase throughput capacity from 8,500 tonnes per day by the end of 2008 and 10,000 tonnes per day in 2011.

Expenditures for the year on the expansion were $27.6 million.  Total capital expenditures for the expansion is estimated at $64.6 million.

Ore grade is expected to increase in 2008 to over 2 grams per tonnes as ore from Carnivieras is fed to the mill. Ore feed from Carnivieras is expected at 600,000 tonnes in 2008.

Depreciation, depletion and amortization expenses for the quarter ended December 31, 2007 were approximately $166 per ounce of gold and $194 per ounce for the year end.

GUALCAMAYO PROJECT

Construction at Gualcamayo continues.  Total construction expenditures for the year were $27.3 million of which $18.2 million was spent during the fourth quarter.  An additional $37.9 million was spent during the year on fixed assets, exploration and feasibility related expenditures. Yamana expects construction to be completed in the third quarter of 2008.  The Company expects to spend an additional $141 million in capital expenditure on the construction of Gualcamayo in 2008.

To date, the Company has committed approximately $147.6 million or approximately 80% of capital expenditures.  The permanent camp is 98% completed and installation of mobile crushing is completed.  Procurement of electrical material and the mechanical assembly of the plant commenced in February.  The chemical laboratory is under construction. Mine pre-development and leach pad area preparation is underway and detailed engineering is 40% complete.

During the quarter ended December 31, 2007 the Company made a positive construction decision for the main Quebrada Del Diablo (QDD) deposit which is the first of three mining opportunities encompassed within the Company’s Gualcamayo project in San Juan, Argentina.  The construction decision is based on the results of a positive feasibility study for the QDD deposit and on the formal approval of the Gualcamayo Environmental Assessment report in August 2007.

Additionally, the Company received a scoping study for the Amelia Inés and Magdalena (AIM) deposits.  The QDD and AIM deposits together with the QDD Lower West Zone comprise the Gualcamayo project.  A feasibility study update for QDD Lower West was released in March 2008, and will be followed by a full feasibility study by the end of 2008. Mine development work at the Amelia Ines and Magdalena satellite deposits is expected to begin in the second half of 2008, with production start-up targeted for mid-2009.

Planned production from all three main areas of mineralization combined is expected to be approximately 300,000 ounces of gold per year beginning in late 2010 when production from QDD Lower West begins for the balance of the initial ten-year mine life at Gualcamayo.

Equipment with extended delivery dates has been purchased including mining equipment, crushers, conveyors and electrical power supply components.  Contracts have been awarded for critical construction activities including power line installation, earthworks, tunneling and ore pass construction.  Several activities were undertaken during the exploration phase that will enable more rapid ramp-up of construction.  Expansion of the camp site is well advanced, site and mining access roads are in place, tunnels constructed for exploration will serve for permanent operations conveyor galleries, and excavations in the mining area will permit more rapid advance of pre-stripping.

MINERA FLORIDA

	Three months ended	Years ended
	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2007	2007	2006	2005

Production
Gold production (ounces)	10,694	10,694	—	—
Gold equivalent (ounces)	12,788	12,788

Cash costs per ounce produced (GEO)	$243	$243	—	—

Ore mined (tonnes)	74,307	74,307	—	—

Ore Grade (g/t)	5.28	5.28	—	—

Ore Recovery rate (%)	81.7	81.7	—	—

Sales
Gold sales (ounces)	9,824	9,824	—	—
GEO sales (ounces)	11,107	11,107	—	—
Silver sales (ounces)	70,564	70,564	—	—

Minera Florida is an underground mine located in the Alhue mining district of Chile.  The mine was acquired through the Company’s acquisition of Meridian in 2007 and the above table represents the Company’s attributable production.

On a full year basis, the mine produced a total of 68,297 ounces of gold equivalent.  Yamana’s attributable production was 12,788 gold equivalent ounces at an average cash cost of $243 per gold equivalent ounce.  Detailed comparable data for 2006 does not exist because Minera Florida was at that time purchased from a private company.  Historically, the mine has produced approximately 70,000 ounces of gold per year at an average cash cost of $200 per ounce.

In addition, the mine produced 601 tonnes of zinc attributable to Yamana.  On a year to date basis, the mine produced a total of 3,452 tonnes of zinc which compares to 1,921 produced in 2006 attributable to Meridian. The average grade for zinc was 1.22% and the average recovery rate was 71% for the quarter.

Depreciation, depletion and amortization expenses for the quarter were approximately $267 per ounce of gold equivalent.

The Company continues to advance its mine and mill expansion at Minera Florida which is expected to increase milling capacity to over 65,000 tonnes per month and annual gold equivalent production to over 120,000 ounces by 2009.

SAN ANDRÉS

	Three months ended	Years ended
Operating Statistics	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2005

Production
Gold production (ounces)	8,139	51,538	56,792	—

Cash costs per ounce produced	$648	$410	$342	—

Ore mined (tonnes)	427,470	2,608,051	3,159,294	—

Ore Grade (g/t)	0.51	0.58	0.66	—

Full Recovery rate (%)	84	84	85	—
Ore Recovery rate (%)	115.3	105.7	85.6	—

Sales
Gold sales (ounces)	7,719	53,692	54,484	—

Operating earnings for the mine for the year were $14.4 million (2006 - $8.4 million).

A total of 51,538 ounces of gold were produced at the mine during the year of which 8,139 were produced during the fourth quarter.  Production for the fourth quarter was lower than that of the third quarter as a result of lower grade.

Cash costs for the quarter were $648 per ounce, an increase of 87.22% from that of the third quarter.  The increase in costs was mainly due to an increase in tonnage mined during the fourth quarter, and a reduction in grade and a 15% increase in the cost per tonne.  Average cash costs for 2007 were $410 per ounce.

Ore grade was 0.51 g/t, representing a 26% decrease in grade from the third quarter.

Yearly production was affected by the rainy season and community disruptions which prevented mine workers access to the mine for approximately 23 days during the year.  The Company reached an agreement with the local community that provides for an approximate investment of $3.0 million over the next 3-4 years that will enhance facilities and infrastructure in the nearby towns.  The Company does not foresee future disruptions and is working with the local community to resolve all issues.  Tonnes mined and ounces produced were back to normalized levels in October.

There is an indicated resource of 790,000 contained ounces (40.6 million tonnes at 0.61g/t) outside of the current pit limits.  This resource was outlined as a result of drilling efforts following the acquisition of San Andrés in 2006.  The Company plans to complete metallurgical test-work and a study to determine the economics and feasibility of employing dump leaching to mine this material. This has the potential to significantly increase the mine life and increase annual production at the San Andrés Mine. The Company has received a permit for an additional lift to the existing heap leach pads, as well as a  horizontal leach pad permit which is expected to add five years to the mine life and allow planned production to increase to over 100,000 ounces per year for approximately ten years.

The new mining act is currently under review by the Mining Congress Commission of Honduras, and has not yet been adopted.  The Company continues to work co-operatively with the government for the development of the new law.

Depreciation, depletion and amortization expenses for the quarter ended December 31, 2007 were approximately $45 per ounce of gold and $47 per ounce for the year.

FAZENDA BRASILEIRO MINE

	Three months ended	Years ended
Operating Statistics	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2005

Production
Gold production (ounces)	22,506	87,969	76,413	74,570

Cash costs per ounce produced	$460	$388	$350	$320

Ore mined (tonnes)	418,841	1,198,709	977,478	1,088,675

Ore Grade (g/t)	2.73	2.81	2.63	2.44

Ore Recovery rate (%)	94.3	94.3	92.0	89.3

Sales
Gold sales (ounces)	18,228	86,959	75,321	72,074

The Fazenda Brasileiro Mine was originally acquired in August 2003 with 2.5 years of remaining reserve life. The objective for the Fazenda Brasileiro Mine is to add resources and convert existing resources into reserves thereby increasing the life of the mine.

Current reserve and resource estimates support an additional 4 to 6 years of mine life at production levels of approximately 85-95,000 ounces in 2009 and 95,000-100,000 ounces per year in 2010.  Fazenda Brasileiro has a history of more than replacing ounces mined.

Production for the fourth quarter was down 7% from that of the third quarter mainly due to a 9% decline in the ore grade.  Cash costs for the quarter were higher than that of the third quarter mainly due to a 1% decrease in recovery rate and a 7% decline in production.

On a year to date basis the mine produced a total of 87,969 ounces of gold at average cash costs of $388 per ounce.  This compares to a total of 76,413 ounces of gold produced in 2006 at an average cash cost of $350 per ounce.

Depreciation, depletion and amortization expenses for the quarter ended December 31, 2007 were approximately $75 per ounce of gold and $93 per ounce for the year.

ROSSI

	Three months ended	Years ended
Operating Statistics	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2005

Production
Gold production (ounces)	3,288	3,288	—	—
Gold equivalent (ounces)	3,383	3,383

Cash costs per ounce produced (GEO)	$469	$469	—	—

Ore mined (tonnes)	11,365	11,365	—	—

Ore Grade (g/t)	11.40	11.40	—	—

Ore Recovery rate (%)	86.2	86.2	—	—

Sales
GEO sales (ounces)	2,965	2,965	—	—

The Company holds a 40% interest in a joint venture with Barrick Gold Corporation (“Barrick”) for the Rossi property in Nevada acquired through the acquisition of Meridian.  The above table represents the Company’s attributable production.

For the full year, the mine produced a total of 11,820 ounces of gold equivalent.  Commercial production began in the first quarter of 2007.

All exploration, development and operations are carried out by Barrick and funded on a proportional basis under the joint venture agreement.  Yamana’s share of net earnings for the quarter was $10,000.

Depletion, depreciation amortization expenses approximately $314 per gold equivalent ounce for the quarter with attributable earnings to Yamana.

FAZENDA NOVA MINE

	Three months ended	Years ended
Operating Statistics	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2005

Production
Commercial Gold production (ounces)	—	6,925	29,843	28,780
Pre-commercial Gold production (ounces)	—	—	—	7,379
Total Gold production (ounces)	—	6,925	29,843	36,159

Cash costs per ounce produced	$—	$551	$294	$208

Ore mined (tonnes)	—	424,396	1,726,374	1,568,239

Ore Grade (g/t)	—	0.48	0.66	0.87

Ore Recovery rate (%)	—	90.0	82.1	81.0

Sales
Gold sales (ounces)	—	8,712	28,484	31,698
Pre-commercial gold sales (ounces)	—	—		4,694

Fazenda Nova ceased mining in May 2007 and is currently under reclamation.

ALUMBRERA MINE (12.5% interest)

	Three months ended	Years ended
Operating Statistics	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2005

Production
Concentrate (tonnes)	20,254	20,254	—	—

Gold contained in concentrate (ounces)	17,017	17,017	—	—
Gold doré (ounces)	3,379	3,379
Total gold produced	20,396	20,396
Copper contained in concentrate (millions of pounds)	11.4	11.4	—	—
	—	—
Cash costs per ounce produced	$(816)	$(816)	—	—
Co-product cash costs per oz of gold produced	$285	$285	—	—
Co-product cash costs per lb of copper produced	$1.42	$1.42	—	—

Ore mined (tonnes)	734,984	734,984	—	—
Ore processed (tonnes)	1,033,544	1,033,544	—	—

Ore grade Gold (g/t)	0.77	0.77	—	—
Ore grade Copper (%)	0.58	0.58	—	—

Concentrate grade - gold (g/t)	26.5	26.5	—	—
Concentrate grade - copper (%)	25.6%	25.6%	—	—

Gold recovery rate	80.1%	80.1%	—	—
Copper recovery rate	85.7%	85.7%	—	—

Sales
Concentrate (tonnes)	24,790	24,790	—	—

Gold sales - doré (ounces)	4,469	4,469
Payable gold contained in concentrate (ounces)	20,084	20,084	—	—
Total gold sales (ounces)	24,553	24,553
Payable copper contained in concentrate (millions of pounds)	13.0	13.0	—	—

Yamana’s interest in the Alumbrera Mine was acquired through is acquisition of Northern Orion. The preliminary purchase price allocation values Yamana’s interest in Alumbrera at $256.2 million.  The Company has recognized an additional expense of $5.1 million in amortization on the excess purchase price.  The following table reconciles the equity interest in Alumbrera as at December 31, 2007:

Acquistion of investment	$256,177
Equity in earnings	8,961
Amortization of excess purchase price	(5,141)
Cash distributions received	(19,375)

$240,622

Alumbrera produced a total of 615,100 ounces of gold and 364.9 million pounds of copper contained in concentrate over the twelve month period ending December 31, 2007 of which 12.5% represents 76,895 ounces of gold and 45.6 million pounds of copper.

7.                                      NON-GAAP MEASURES

The Company has included certain non-GAAP measures including cash cost per ounce data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cash cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are calculated on a by-product and co-product basis. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. By-product cash costs are computed by deducting from operating cash costs by-product revenues.  Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio.  Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics.  Cash costs are reconciled by the following: non-cash movements in net working capital items and provisions for losses on inventory

The Company uses the financial measures “adjusted net income (loss)” and “adjusted earnings (loss) per share” to supplement information in its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings (loss) or net earnings (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings (loss) and adjusted net earnings (loss) per share are calculated as net earnings excluding (a) stock options expense, (b) foreign exchange loss, (c) future income tax expense (recovery) on the translation of foreign currency inter corporate debt, (d) unrealized gains (losses) on commodity contracts, (e) debt repayment expense, (f) impairment losses, (g) non-controlling interest and (h) internal transaction costs. The terms “adjusted net earnings (loss)” and “adjusted net earnings (loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of adjusted net earnings (loss) and adjusted net earnings (loss) per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of adjusted net earnings (loss) and adjusted net earnings (loss) per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures.  Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.  The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

8.                                      LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as at December 31, 2007 were $284.9 million compared to $69.7 million as at December 31, 2006. Factors that could impact on the Company’s liquidity are monitored regularly and include the market price of gold and copper, production levels, operating cash costs, capital costs and exploration expenditures.

Cash on hand at the end of the year increased significantly from that of the prior year.  Most significant cash transactions include the following:

•                  $372.9 million net cash outflow on the acquisition of Meridian and Northern Orion and net loan proceeds of $630 million for the acquisition of Meridian

•                  Net cash outflow of $51.5 million (excluding the cash flows in respect to the acquisition of Meridian and Northern Orion) for the year from operating, financing and investing activities excluding the impact of the movement in foreign exchange rate on cash on hand during the year

Working capital was $177.9 million as at December 31, 2007.  This compares to working capital of $76.3 million as at December 31, 2006.  The increase in working capital is a result of an increase in operation activities primarily from the Chapada Mine.

Receivables at the end of the year were $81.8 million of which $57.2 million represented receivables in respect to concentrate sales of which $51.8 million had been collected subsequent to the year end.  Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within 1 to 4 weeks after shipping. Final assays and payment related to these sales are received approximately 2 to 3 months thereafter.

Gold sales are made at spot prices and receivables are settled in approximately 3 to 5 days.

OPERATING CASH FLOW

Cash flow generated from operations before changes in non-cash working capital items for the year was $292.8 million compared to $40.2 million and $6.4 million for the years ended December 31, 2006 and 2005, respectively.  Changes in non-cash working capital items for the year were a cash inflow of $1.0 million (2006- outflow of $43.4 million; 2005 – outflow of $3 million).

Cash flow from operations for the year includes approximately one quarter’s cash flows from the El Peñón, Minera Florida and Rossi mines and from the Chapada Mine since commencement of commercial production.

Cash inflow from operations after taking into effect changes in working capital items for the year was $293.9 million.  This compares to an outflow of $3.2 million and inflow of $3.4 million for the year ended 2006 and 2005, respectively.

FINANCING ACTIVITIES

Cash inflows from financing activities for the year ended December 31, 2007 were $614.3 million compared to $97.9 million in 2006 and included the following:

•                  net proceeds of long-term debt of $601 million;

•                  $37.9 million from the exercise of options and warrants; and

•                  dividends paid of $17.2 million;

In October 2007, the Company drew-down on available credit facilities in the amount of $281.1 million to help finance the acquisition of Meridian and Northern Orion.  Subsequent to the draw-down, the Company had made principal repayments of $51.1 million and interest payments of $8.9 million.

The credit facility is comprised of a $400 million non-revolving term facility and a $300 million revolving credit facility, for a total credit facility of $700 million.  The availability of the facility was conditional upon the acquisition of 50% of the issued and outstanding common shares of Meridian.  This condition was met in October 2007.  (Refer to Section “Business Acquisitions”)

Each of the $400 million and $300 million credit facilities are secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature in 2012. Amounts drawn under the respective facilities bear an interest rate of LIBOR plus 0.95% to 1.50% per annum, depending on the Company’s debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.4% per annum dependant on the Company’s debt to EBITDA ratio.  The effective interest rate at December 31, 2007 was 6.01% and 5.74% on the non-revolving credit facility and revolving credit facility respectively.

INVESTING ACTIVITIES

Cash outflow from investing activities were $702.9 million (2006 - $179 million) for the year of which approximately $372.9 million or 53.1% of the total outflow related to the acquisition of Meridian and Northern Orion

Additionally, cash outflow from investing activities included expenditures on property, plant and equipment, mineral properties and construction of $273.2 million (2006 - $219.3 million).  Cash flows from investing activities for the prior years consisted mainly of expenditures in respect to the construction of Chapada and Sao Francisco.

The following is a summary of capital expenditures by mine for the fourth quarter and for the years ended December 31, 2007 and 2006:

	Three months ended	Years ended
	December 31,	December 31,	December 31,
(in thousands of dollars)	2007	2007	2006

Chapaida	$12,273	$38,864	142,809
El Péñon	15,280	15,280	—
São Francisco	3,109	17,551	27,959
Gualcamayo	35,126	65,278	3,570
Jacobina	24,841	72,027	20,602
San Andrés	4,800	7,500	4,034
Fazenda Brasileiro	6,261	15,114	14,455
Minera Florida	7,200	7,200	—
São Vicente	12,871	17,504	2,846
Rossi	1,397	1,397	—
Agua Rica	3,372	3,372	—
Mercedes	2,718	2,718	—
Pilar	3,393	4,605	1,162
Other	3,161	4,742	1,864

	$135,802	$273,152	$219,301

9.                                      CAPITALIZATION

Shareholders’ equity as at December 31, 2007 was $5.9 billion compared to $1.7 billion as at December 31, 2006.

The following table sets out the common shares, warrants and options outstanding as at December 31, 2007:

	2007
	Actual	Weighted
	outstanding as at	average	Weighted
	December 31,	year-to-date	average Q4
(in thousands)	2007	(i)	(i)

Common shares	668,417	415,232	598,317
Warrants	46,897	11,314	22,167
Options	17,183	5,371	6,948

Total	732,497	431,917	627,432

(i)                                  The weighted average number of shares excludes anti-dilutive options and warrants

Of the total number of warrants outstanding, approximately 41.6 million warrants are publicly traded with an average weighted exercise price of $C5.45.

Of the total options and warrants outstanding as at December 31, 2007 approximately 59.2 million were in the money at an average exercise price of C$6.25 as at March 1, 2008.  If exercised this would bring an additional C$370 million into treasury.

SHARE CAPITAL

As at December 31, 2007, the Company had 668.4 million (December 31, 2006 - 344.6 million; December 31, 2005 - 191.3 million) common shares outstanding. The weighted average shares outstanding for the fiscal year ended December 31, 2007 was 415.2 million common shares.

The Company issued a total of 323.8 million common shares during the year, 226.4 million shares in connection with the acquisition of Meridian, 83.7 million shares in connection with the acquisition of Northern Orion, 2.4 million in connection with the acquisition of Viceroy Exploration Ltd., and an additional 10.5 million common shares in respect to the exercise of stock options, warrants and compensation.

WARRANTS

As at December 31, 2007, the Company had a total of 46.9 million (December 2006 - 16.9 million; December 31, 2005 - 5.3 million) share purchase warrants outstanding. Expiry dates on share purchase warrants range from May 2008 to May 2011, and exercise prices range from C$3.68 to C$19.08. All outstanding warrants were exercisable at an average weighted exercise price of C$6.91 per share (December 2006 - C$8.66 per share; December 31, 2005 - C$4.43 per share). The weighted average remaining life of warrants outstanding was 1.2 years (December 31, 2006 - 2.6 years; December 31, 2005 - 3.9 years).

During 2007, the Company issued 30.7 million warrants, related to warrants outstanding in the companies that were acquired.

Upon the acquisition of Desert Sun and Northern Orion the Company acquired publicly held warrants with the following terms:

(i)

The YRI.wt.a warrants have an exercise price of C$2.50. On exercise the holder would receive 0.6 of a Yamana share or the equivalent of C$4.17 for one whole Yamana common share. These warrants expire on November 20, 2008. These relate to previously existing warrants of Desert Sun Mining.

(ii)

The YRI.wt.b warrants have an exercise price of C$2.00. On exercise the holder would receive 0.543 of a Yamana share or the equivalent of C$3.68 for one whole Yamana common share. These warrants expire on May 29, 2008. These relate to previously existing A warrants of Northern Orion.

(iii)

The YRI.wt.c warrants have an exercise price of C$6.00. On exercise the holder would receive 0.543 of a Yamana share or the equivalent of C$11.05 for one whole Yamana common share. These warrants expire on February 17, 2010. These relate to previously existing B warrants of Northern Orion.

STOCK OPTIONS AND SHARE INCENTIVE PLAN

A significant contributing factor to the Company’s future success is its ability to attract and maintain qualified and competent people. To accomplish this, the Company has adopted a Share Incentive Plan designed to advance the interests of the Company by encouraging employees, officers and directors, and consultants to have equity participation in the Company through the acquisition of common shares. The Company did not grant any options during the current fiscal year.  A total of 18.3 million stock options were granted during the comparative period ended December 31, 2006, 2.8 million stock options were granted during the period ended December 31, 2005.

The Company expensed a total of $0.4 million related to compensation on vested options during the year.  A total of $38.5 million was charged to operations as stock-based compensation in 2006 with an off-setting credit to contributed surplus in respect to the options issued under the Share Incentive Plan during the year.

In 2007, a total of 7.8 million options were exercised. A total of 9.9 million (December 31, 2005 – 1.5 million) stock options under the Share Incentive Plan were exercised during 2006.

A total of 17.2 million (December 31, 2006 - 16.1 million; December 31, 2005 - 7.95 million) stock options were outstanding as at December 31, 2007 of which all were exercisable (December 31, 2006 - 15.9 million December 31, 2005 - 7.95 million). Stock options outstanding as at December 31, 2007 had a weighted average exercise price of

C$8.08 per share (December 31, 2006 - C$7.27; December 31, 2005 - C$2.67 per share) and a weighted average life of 2.96 years (December 31, 2006 - 4.55 years; December 31, 2005 - 8.16 years).

10.                               GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $68.5 million for the year ended December 31, 2007. This compares to general and administrative expenses of $24.4 million in 2006 and $10.4 million for 2005.

General and administrative expenses were higher for 2007 as it includes non-recurring transaction costs of $16 million and reflects Yamana’s growing operations.

The Company expects ongoing general and administrative expenses to be in the range of $65 - $70 million per annum.

11.                               FOREIGN EXCHANGE

In 2007 the Company recognized a foreign exchange loss of $40.4 million.  This compares to a foreign exchange gain of $0.3 million and $0.4 million for the comparative years ended December 31, 2006 and 2005, respectively.

The Company translates non US Dollar monetary items at period end rates and recognizes the gain or loss on translation in the period. As such, an unrealized foreign exchange gain is recognized during periods when the Canadian Dollar and/or the Real appreciate vis-à-vis the US Dollar on a net monetary asset position and an unrealized foreign exchange loss is recognized when the Canadian Dollar and/or Real appreciate vis-à-vis the US Dollar on a net monetary liability position.

The Cdn-US Dollar exchange rate as at December 31, 2007 was 0.9913 compared to an exchange rate as at December 31, 2006 of 1.1653 (1.163 as at December 31, 2005).

During the quarter ended December 31, 2007 the Company recognized a non-recurring realized foreign exchange loss of $27 million on the conversion of long-term debt from Canadian dollars to US dollars.

The Real-US Dollar exchange rate as at December 31, 2007 was 1.7844 compared to 2.138 as at December 31, 2006 (2.3407 as at December 31, 2005).  This represents an increase in the value of the Real of 17% during 2007.

The Company’s revenues are denominated in US dollars. However, the Company’s mine operating expenses are incurred predominantly in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent in Canadian dollars, US dollars and Honduras

Lempiras. Accordingly, fluctuations in the exchange rates could significantly impact the results of operations.

The Company entered into certain hedge contracts where the value of the Real has been fixed against the US Dollar. These hedges are further described in Section 16.

12.                               INVESTMENTS AND INVESTMENT INCOME

INTEREST INCOME AND EXPENSES

Interest income was $11.5 million for the year compared to $5.3 million and $4.0 million for the comparative periods ended December 31, 2006 and 2005, respectively.  The increase in interest income from the prior year is mainly due to higher available cash balances earning interest.

Interest and financing expenses were $22.0 million for the year compared to $28.9 million and $94,000 for the comparative periods ended December 31, 2006 and 2005, respectively.   Interest expenses for the year is comparable to that of the prior year and includes interest expenses on the credit facilities as of October 2007 and the write-off of certain deferred financing charges.

LONG –TERM INVESTMENTS

The Company acquired third party-sponsored asset backed commercial paper (“ABCP”), Agency Bonds, Corporate Bonds and Auction Rate Securities through its acquisition of Meridian and Northern Orion.  These securities have been classified as long-term investments on the financial statements due to market conditions and the uncertain nature of recoverability.  The Company recognized a fair value adjustment of $22 million as of the date of acquisition.  This represents an approximate 50% discount below par values.  There has been no change significant in the value of these investments since the date of acquisition.

In August 2007, the Canadian ABCP market experienced liquidity problems.  A consortium representing banks, asset providers and major investors agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”).   On December 23, 2007, the Pan Canadian Committee (the “Committee”), which was formed to oversee the proposed restructuring process of the ABCP, approved an agreement in principle to restructure the ABCP issued by the 20 trusts covered by the Montreal Proposal, which includes the investments held by the Company.  The Committee expects a AAA rating for most of the restructured notes which, together with the full transparency of the underlying assets supporting these notes, will facilitate trading.  Under the Committee proposal, all of the ABCP will be converted into term floating rate notes which better match the duration of the underlying assets.

The restructuring will also pool certain series of ABCP which are supported in whole or in part by underlying synthetic assets. Under this arrangement, there will be three distinct restructuring solutions for (1) Traditional-ABCP which is supported solely by traditional securitized assets, (2) Synthetic-ABCP which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets, and (3) Ineligible- ABCP supported primarily by U.S. subprime mortgage assets. The approval of the restructuring is subject to a vote by all investors, and the Committee expects that the restructuring will close by March 31, 2008.

At December 31, 2007, the Company held $15.1 million of ABCP, which, using the Committee’s categorizations, was classified as Synthetic.  The Company has classified its ABCP as long-term investments as there is no assurance that these assets will be restructured to mature within the next twelve months and would be presented as an investing activity in the consolidated statement of cash flows.  The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available.  The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments.  The Company has used a probability-weighted discounted cash flow approach to value its ABCP investments at December 31, 2007 which considered expected interest rates, estimated restructuring fees, and estimated renegotiated maturity dates.  Due to the estimates inherent in the calculation, the fair value of the investments may change materially in the future.  As a result of the valuation, the Company has recorded a write-down of $7.5 million on the ABCP, which has been reflected in the value of the ABCP at the date of acquisition of Northern Orion at October 13, 2007.

Auction rate securities are generally long-term debt instruments that provide liquidity through an auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days.  This mechanism generally allows investors to rollover their holdings and continue to own their respective securities or liquidate their holds by selling the securities at par value.  However, in the second half of 2007, certain auction rate securities failed to auction because the amount of securities submitted for sale has exceeded the amount of purchase orders.  Accordingly, the Company still holds these long-term securities and is due interest at a higher rate than similar securities for which auctions have cleared.  The Company’s investment in ARS continues to be classified as Moody’s AAA and AA2, including those that have been subject to failure.  The ARS have prospects of the creation of a secondary trading market although the ultimate outcome is currently uncertain.

Based on valuation models and an analysis of other impairment factors, the Company has recorded an impairment of $14.6 million on the ARS with an original par value of $30.1 million.  This impairment has been reflected in the value of the ARS recorded on acquisition of Meridian at October 12, 2007.  Due to the uncertainty with respect to the liquidity of the investments, the Company has classified these securities as non-current at December 31, 2007, and any change in the value would be presented as an investing activity in the statement of cash flows.

13.                               INCOME TAXES

The Company recorded an income tax expense of $63.9 million for the year.   This compares of a tax recovery of $25 million for 2006 and a tax recovery of $4.3 million for 2005.  The current year income tax provision mainly reflects a current income tax expense of $79.4 million and a future income tax recovery of $15.5 million.  This compares to a current income tax expense of $6.0 million and $0.1 million for 2005 and a future tax recovery of $31.1 million for 2006 and a $4.4 million recovery for 2005.  The expense reflects the current taxes incurred in our Brazilian mines that came online during the year as well as the current taxes from our newly acquired Chilean mines.  The expense is reduced by the recognition of tax losses available to be used against future income taxes payable in Canada and in Brazil.

The consolidated balance sheet reflects recoverable tax installments in the amount of $23.3 million and an income tax liability of $56.3 million. Additionally, the balance sheet reflects a future income tax asset of $132.7 million and a future income tax liability of $2.7 billion. A total of $2.2 billion liability was recorded on the step-up to fair market on the net assets acquired on business acquisitions of Meridian and Northern Orion.

The Company has exposure to foreign exchange fluctuations in Brazil.  As the Real strengthened by 17% throughout the year vis-à-vis the US Dollar, from a rate of 2.138 as at December 31, 2006 to a rate of 1.7713 as at December 31, 2007, a future income tax expense of approximately $30.4 million arose in Brazil on the revaluation of US Dollar denominated inter-corporate debt. This debt is eliminated on consolidation.

The income tax expense reported from period to period will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

Additionally, approximately $56.5 million of tax losses are available for carry-forward in Canada. The Company expects to use these losses against future income taxes payable that will arise from inter-corporate interest income.  Canada also has approximately $120 million in unrealized foreign exchange losses on the inter-company and third party debt due to the strengthening of the Canadian dollar vis-à-vis the US dollar.

The Company’s combined Canadian federal and provincial statutory tax rate was 36.12% (December 31, 2006 - 36.12%; December 31, 2005 - 36.12%). There are a number of factors that will affect the Company’s effective tax rate including the proportion of income earned in each jurisdiction, different tax rates in the non-recognition of tax assets, foreign currency gains and losses and changes in tax rates. As a result, the Company’s effective tax rate may fluctuate from period to period. A reconciliation of the Company’s statutory rate to the actual provision is provided in Note 22 to the consolidated financial statements.

14.                               CLOSURE AND RECLAMATION COSTS

The Company accrues reclamation and closure costs at their fair value. Fair value is determined as the discounted future cash expenditures. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements and are amortized over the life of each mine on a unit-of-production basis.

Accretion charged to 2007 earnings was $3.1 million compared to $0.6 million and $0.4 million for the years ended December 31, 2006 and December 31, 2005, respectively.

Reclamation expenditures during the year were $4.7 million compared to $0.4 million and $0.3 million during the years ended December 31, 2006 and 2005, respectively.  These expenditures were mainly comprised of the reclamation project at the Fazenda Nova Mine.

The Company accrues reclamation and closure costs at their fair value. Fair value is determined as the discounted future cash expenditures. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements and are amortized over the life of each mine on a unit-of-production basis.

15.                               CONTRACTUAL COMMITMENTS

The Company is contractually committed to the following as at December 31, 2007 (in thousands of dollars):

Year	2008	2009	2010	2011	2012	Thereafter	Total
Mine operating/construction and
service contracts and other:	$193,577	$115,559	$28,854	$18,699	$7,683	$6,218	$370,590
Long-term debt principal repayments	84,211	84,211	84,211	84,211	293,156	—	630,000

	$277,788	$199,770	$113,065	$102,910	$300,839	$6,218	$1,000,590

16.                               CURRENCY HEDGING

The Company has entered into forward contracts to hedge against the risk of an increase in the value of the Real versus the US Dollar with respect to a portion of the expected Real expenditures. These contracts fix the rate of exchange for the sale of approximately 280 million Reais at an average exchange rate of 2.316 Real to the US Dollar. These contracts are based on projected monthly purchases beginning in February 2007 through to February 2010.  Of the amount hedged approximately 77.5 million Reais has been settled to date.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of the hedge of $1.4 million and $18.9 million for the quarter and twelve months ended December 31, 2007 respectively credited to other comprehensive income and the ineffective portion of $2.3 million debited and $1.1 million debited to the quarter and twelve months ended December 31, 2007 respectively to earnings.

17.                               COMMODITY HEDGING PROGRAM

In 2005, the Company implemented a copper hedging program that was intended to secure an accelerated pay back and to protect future earnings and cash flows.  The payback at Chapada was one year.  Hedging copper also provides further leverage to gold prices and increases the impact of gold on the Company’s unhedged revenue.

This program includes a combination of forward and call option contracts intended to economically hedge against the risk of declining copper prices for a portion of forecast copper concentrate sales. This copper economic hedging program provides a forward price of $2.75 per pound of copper for a total of 90 million pounds in 2008. The program includes long call options at an average strike price of approximately $3.25 per pound of copper on the 2008 hedge thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options. The program requires no cash margin, collateral or other security from the Company.

During the third quarter of 2007, the Company entered into additional copper forward contracts intended to hedge copper prices at a weighted average forward price of $2.97 per pound of copper on a total of 124.9 million pounds of copper for 2008, 2009 and 2010 ($3.33 for 2008, $3.00 for 2009 and $2.67 for 2010) and $2.37 per pound of copper on a total of 35 million pounds of copper for 2011.

Since Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting may not be possible, however, the Company has concluded that the above mentioned financial instruments provide an effective means for the Company to manage metal price risk and enable business planning with greater certainty.  In accordance with the accounting rules changes in the fair value of the financial instruments will be reflected in current earnings from period to period. This will result in fluctuations in net earnings from period to period until such time the contracts are closed. The unrealized mark-to-market gain (loss) represents the value on notional cancellation of these contracts based on market values as at December 31, 2007 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses.

The Company recorded a mark-to-market gain of $48.4 million and a loss of $30.3 million for the quarter and twelve month period ended December 31, 2007 respectively (quarter December 31, 2006 – $1.2 million gain, full year December 31, 2006 – $35.8 million loss) in respect to these commodity contracts.  The Company has a total of 159.9 million pounds under open contracts as at December 31, 2007.

Through its acquisition of Meridian, the Company acquired forward sales commitments for the physical sale of silver ounces.  Under this agreement, the Company is committed to selling in each of 2008 and 2009, 230,000 ounces of silver at a fixed price of $13.13 per ounce and an additional 110,000 ounces for each of 2008 and 2009 at a minimum price of $13.13 per ounce. The fair value of the contract is being recognized over the term of the contract.  The fair value of these instruments as at December 31, 2007 is a loss of approximately $0.9 million.

Additionally, the Company acquired zinc forward contracts on the acquisition of Meridian.  The Company is recording unrealized mark-to-market gains and losses on these contracts.  During the quarter and the twelve months ended December 31, 2007, the Company recognized a gain of $1.8 million in respect to these forward contracts.  A total of 3,600 tonnes of zinc were under open contracts as at December 31, 2007.  Contracts have an average price of $2,860 per tonne and expire December 2009.

18.                               INTEREST RATE HEDGING

During the quarter ended December 31, 2007, the Company entered into a total of $550 million interest rate swap agreements to convert a floating rate credit facility to a fixed rate over a 5 year period. These contracts fix the rate of interest on the Company’s long-term debt at 4.50%. Of the amount hedged the Company has not settled any portion of the notional amount at December 31, 2007.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge fair value of $8.3 million loss for the quarter and twelve months ended December 31, 2007 recorded to other comprehensive income.

19.                               CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated results of operations or the financial position of the Company.

(i)           The Company has a contingent liability to settle health related claims by former employees of Jacobina Mineracao e Commercio Ltda (“JMC”). The Company estimates this contingency to be $22.9 million which has been accrued as at December 31, 2007.

(ii)          In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the claimant.  The claimant alleges that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  While the Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is unlikely to be successful, the outcome is not certain.  A statement of defense to the claim has been filed and evidence in the case has been produced.  A judgment on the merits by the court of first instance is pending.  There is no assurance that the Company will be wholly successful in defending against the claims.  If the Company is not successful or is only partially successful in the defense, there is no assurance that the claimant will not seek to increase the amount of the claim and the amount of damages is uncertain.

20.                               OFF-BALANCE SHEET ARRANGEMENTS

On acquisition of Meridian, the Company acquired silver forward contracts that meet the definition of an off-balance sheet arrangement and are described in Section 17 “Commodity Hedging Program” and in Note 3 “Financial Instruments” of the Consolidated Financial Statements for the period ended December 31, 2007.

The Company does not have any other material off-balance sheet arrangements.

All items that meet the definition of off-balance sheet arrangements are disclosed in the notes to the Financial Statements.

21.                               GOLD AND COPPER MARKETS

For the quarter and year ended December 31, 2007, spot gold prices averaged $782 and $695 per ounce, respectively. This represents an increase of 15.1% from the prior year and an increase of 29.5% from the fourth quarter of the prior year.

The Company’s gold is sold at spot prices in world markets. The Company’s revenue and profitability is highly dependant on spot gold prices. Gold prices continue to be supported by positive market fundamentals. Decreased mine supply, steady investment and physical demand, lower central bank selling and increased producer de-hedging are all driving prices. As well, gold’s appeal as an inflation and U.S. dollar hedge have continued to underpin higher gold prices in the near-term. Due to these continuing factors, the Company expects gold prices to remain well supported in the near to mid-term although the market has been displaying a high degree of volatility, which is expected to continue in the near term.

For the quarter and year ended December 31, 2007, spot copper prices averaged $3.28 and $3.23 per pound, respectively.  Copper prices declined approximately 6% from that of the third quarter.  Spot prices have subsequently increased approximately 25% since the year end.  The rising copper price during the current commodity cycle has been driven by several factors including rising demand underpinned by strong Chinese consumption, inadequate industry-wide mine production growth, low exchange-traded and consumer inventory levels, supply disruptions and growing investment demand.  The Company expects that the aforementioned factors will continue to support copper prices for the foreseeable future although the market has been displaying a high degree of volatility, which is expected to continue in the near term.

22.                               RESERVE ESTIMATES

The figures for reserves and resources are determined in accordance with National Instrument 43-101, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and resources. This includes a requirement that a “qualified person” (as defined under the
NI 43-101) supervise the preparation of the reserve reports. The Company’s reserve reports are prepared and reviewed by Evandro Cintra, Vice-President Technical Services, who is a “qualified person”.

Proven and probable reserves were 17.9 million ounces of contained gold (December 31, 2006 – 6.8 million), 182 million ounces of contained silver and 11.4 billion pounds of contained copper as of December 31, 2007 based on a gold price of $550-$575 per ounce, a silver price of $10.75 per ounce and a copper price of $1.75 per pound.  This represents an increase of approximately 11.1 million ounces of gold or 163% from the prior year.

The primary changes in proven and probable reserves were:

Increase in
contained
ounces
(000’s)

Acquisition of Agua Rica	5,771
Acquisition of El Peñón	1,931
Gualcamayo	1,771
Acquisition of Alumbrera (12.5%)	683
Acquisition of Minera Florida (Alhue)	602
C1 Santa Luz	364
San Andrés	242

Reserves as at December 31, 2007 were estimated using a gold price of $550-$575 (except for São Vicente - $427 per ounce) per ounce compared to $425-$475 per ounce used to calculate reserve estimates as at December 31, 2006.

	Gold price per oz/price per lb
Mine/Project	2007	2006	2005

Jacobina	$575	$475	$—
San Andrés	$575	$450	$—
Fazenda Brasileiro	$575	$450	$425
Chapada	$575 / $1.75	$450 / $1.10	$425 / $1.00
São Francisco	$575	$450	$425
São Vicente	$428	$428	$425
Fazenda Nova	$575	$550	$500
C1 Santa Luz	$575	$425	$425
Ernesto	$575	$450	$450
El Peñón	$575	$—	$—
Gualcamayo	$575	$—	$—
Pilar	$575	$—	$—
Amancaya	$550	$—	$—
Alhue	$575	$—	$—

A total of 9.1 million proven and probable contained gold ounces were acquired vis-à-vis the acquisition of Meridian and Northern Orion.

Proven and provable reserves for Chapada were 2.4 million contained ounces and 2.7 billion pounds of contained copper.  This compares to 2.5 million ounces of contained gold ounces and 2.31 billion pounds of contained copper as at December 31, 2006. Current resource estimates include 504,000 contained gold ounces of measured and indicated resources plus an additional 1.1 million contained gold ounces of inferred resources. Contained copper resources include 581 million pounds of measured and indicated resources plus an additional 1.3 billion of inferred resources.  A 19 year mine life is contemplated for Chapada.

Proven and probable reserves for the São Francisco Mine were 1.2 million contained ounces which compares to 1.4 million contained ounces as at December 31, 2006.  Current resource estimates include 828,000 ounces of measured and indicated resources plus an addition of 937,000 ounces of inferred resources.

The Company was successful in replacing reserves at Fazenda Brasileiro Mine.  The year end proven and probable reserves as at December 31, 2007 were 264,000 contained ounces of gold.  This compares to 254,900 ounces as at December 31, 2006, a moderate increase of 9,000 contained ounces.  Total measured and indicated resources at year end were 177,000 contained ounces which compares to 434,900 contained ounces as at December 31, 2006.

The C1 Santa Luz Project contains 920,000 contained ounces of proven and probable reserves as at December 31, 2007, representing an increase of 364,000 ounces from the prior year.  Additionally, C1 Santa Luz resource estimates (including reserves) include

1.1 million (2006 -1.04 million) ounces of measured and indicated resources plus 208,000 ounces (2006 - 402,100 ounces) of inferred resources.

Proven and probable reserves at San Andrés were 741,000 of contained gold ounces which compares to 499,400 ounces as at December 31, 2006.

Jacobina reserves were slightly higher than the prior year at 1.2 million contained ounces of gold.  Measured and indicated resources were 1.3 million ounces (2006 - 2.1 million ounces) plus an additional 692,000 ounces of inferred resources.

Additionally, the Company had 181.9 million ounces of contained silver as at December 31, 2007 from the El Penon, Minera Florida and San Andres mines and the Agua Rica project.

It should be noted that reserves and resources are estimates only. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

Fluctuations in gold and copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s results of operations and financial condition. Depreciation and amortization using the units of production would be impacted by a change in reserves/resources.

Complete information relating to reserves and resources indicating tonnage and grade for the various mines and projects is contained in a complete resource and reserve table accompanying this annual report.

23.                               EXPLORATION AND DEVELOPMENT

Yamana continues to actively explore its exploration targets around existing mines and additional regional exploration targets located on four major greenstone belts in South America. The Company spent $40.9 million during the year on exploration programs. This compares to $15.4 million during the comparative year ended December 31, 2006.  Yamana’s newly acquired company, Meridian, spent $26.6 million during the year prior to acquisition.   The summary below summarizes key initiatives and highlights from the exploration program at Yamana.

The Company has allocated approximately $42 million in 2008 for budget exploration which will be funded be operating cash flows.  The 2008 exploration program includes El Peñón, Mercedes, Pilar de Goías and Minera Florida.

Gualcamayo, Argentina

AIM Mineral Resources Update

The Company received a scoping study for the Amelia Inés and Magdalena (AIM) deposits.  The QDD and AIM deposits together with the QDD Lower West Zone comprise the Gualcamayo project.

A resource estimate for QDD Lower West at Gualcamayo in Argentina (which is the third area of mineralization) is expected by end of March 2008 and a corresponding full feasibility study by the end of 2008.  Yamana has made a positive construction decision to begin mine development work at the AIM mine in the second half of 2008.  Production from AIM is expected to begin in mid-2009.  Based on further metallurgical test work and ore type, Yamana has concluded that the AIM material contains higher sulphide content than originally contemplated in the scoping study. The scoping study assumed a 70 percent recovery rate through heap leaching and present information suggests that it would be approximately 50 percent.  However, based on metallurgical test work managed by Hatch Ingenieros y Consultores Limitada (Hatch), recovery through milling of the high-grade material at AIM would have a potential recovery of 80 percent or better. Based on Hatch’s current work to update the scoping study and testwork to date indicating a 50% gold recovery rate for AIM ore, Yamana has concluded it is feasible to develop the project and accordingly intends to begin mine development activities in the second half of 2008 to begin operations in 2009.  Hatch has recommended that in the meantime, an optimization study should be conducted to combine ore from QDD Lower West and AIM which would be processed through milling.  Yamana is in the process of purchasing a mill with a capacity of 4,000 tpd for this purpose.

Yamana estimates the mining costs for AIM to be $28.2 million including pre-stripping and equipment, and processing costs previously estimated in the scoping study to be approximately $9 million are now expected to be approximately $13 million. With a recovery rate of 50 percent for AIM from heap leaching, Yamana expects cash costs excluding the five percent export tax would be approximately $330 per ounce.  With the expected recovery rate of more than 80 percent at AIM from milling, based on metallurgical testwork done to date, the combination of QDD and AIM is expected to result in cash costs of approximately $290 to $310 per ounce over the life of mine, not including the five percent export tax.  The initial estimate of cash costs in the scoping study was $270 per ounce and the difference is mainly due to increases in consumable costs, fuel, energy costs and mine site costs. Recovery of gold from QDD Lower West is expected to be more than 90 percent given its grade and high level of free gold which should maintain these cash costs.  Metallurgical testwork at QDD Lower West is continuing.

C1 Santa Luz

C1 Santa Luz is planned as a conventional open pit mine with throughput of 2.5 million tonnes per year or 6,800 tonnes per day.  Processing will be done through a conventional CIL floatation circuit.  Average annual gold production is estimated at approximately 103,000 ounces.  The first full year of production is expected to be approximately 120,000 ounces and planned production is expected to commence in early 2010.

Total measured and indicated resources for the project based on drilling results as of December 2007 are 45.5 million tonnes at an average grade of 1.57 g/t gold, containing approximately 2.3 million ounces of gold and additionally an inferred resource of 4.8 million tonnes a grade of 1.4 g/t gold, containing 0.2 million ounces of gold.

Exploration potential is excellent with several under-explored satellite targets occurring within a 30 kilometre radius of C1 Santa Luz.  Further, significant potential exists to extend the known ore bodies, particularly Antas 2, Antas 3 and Mansinha.  Yamana’s 2008 exploration program will include these areas with the objective of adding further significant resources to the C1 Santa Luz project.

For purposes of advancing the feasibility, combined proven and probable mineral reserves of 16.4 million tonnes grading 1.7 g/t and containing 904,316 ounces was considered (proven reserves of 10.1 million tonnes at 1.81 g/t gold and probable reserves of 6.3 million tonnes at 1.56 g/t gold, calculated at 0.6 g/t gold cutoff grade and $575/oz gold).  As recommended in the feasibility study, an infill drill program in addition to exploration aimed at delineating new satellite ore bodies is ongoing and the company is targeting to add at least 400,000 new reserve ounces to the current reserve base prior to the start of production. At a minimum, this would add an additional three years of mine life. Approximately half of the resources are along strike and represent excellent potential to increase mine life by an additional three years.  The additional three years is expected to reduce life of mine (LOM) cash costs.

Key parameters of the project are outlined as follows:

Mineral Reserves:	904,316 ounces (not including additional three years)
Recovery Rate:	80%
Recoverable Reserves:	723,300 ounces (not including additional three years)
Throughput:	2.5 million tpa
LOM Strip Ratio:	5.21 (excluding pre-production waste)
Average Annual Production:	103,328 ounces
LOM Average Cash Cost:	$390 to $410/ounce
Capital expenditures:	$139 million

Capital expenditures include a contingency of approximately $8.5 million as well as $28.6 million for pre-production stripping of waste.  Operating cash costs are based on mining, processing and general and administrative costs per tonne of ore of $7.60, $7.67 and $1.58 respectively.  Approximately $35 million of the capital costs are expected to be spent in 2008 and, in addition, Yamana has allocated $2.4 million for further exploration primarily for the purposes of increasing reserves and mine life.  Capital expenditures are included in the aggregate capital costs for 2008 provided in Yamana’s January 14, 2008 operating outlook press release.

The net present value of the project on an after-tax basis assuming a ten-year mine life is outlined below.  This assumes a gold price of $700 per ounce for the first two years of production and $650 per ounce thereafter.

Discount Rate	Base Case + 3 Years
(in millions)

0%	$110.6
3%	$72.4
5%	$52.6

The after-tax net present value (5%) of the project assuming a gold price of $750 per ounce for the first two years of production and $700 per ounce thereafter is approximately $79 million.

Yamana has approved a construction start-up for C1 Santa Luz and production is projected for early 2010.  Given the large existing resource base and the significant exploration potential at and surrounding the mine, Yamana expects that C1 Santa Luz will produce at levels of more than 100,000 ounces per year for well in excess of 10 years.  Management is also reviewing opportunities to reduce operating costs and believes that cash costs below $400 per ounce will be achievable primarily through the integration of services and administration with Fazenda Brasileiro.

The C1 Santa Luz feasibility study was prepared by GRD Minproc Limited and Metalica Consultores S.A. under the direction of Renato Petter, who is a Qualified Person as defined by National Instrument 43-101.

El Peñón

Resources have expanded at Al Este.  Additionally, veins with resources were discovered at Esmeralda and Bonanza.  Most of the new resources are at gold and silver grades that are above current mine grades. All of the known veins are open along strike to both the north and south and the new discoveries at Bonanza and Al Este appear to be open in all directions.

Initial resource estimates have been completed for these new vein discoveries in the North Block area.  More than one million ounces of high grade gold resources at average grades of 13 to 18 g/t gold and 27 million ounces of silver resources at 250 to 400 g/t silver have been identified to date. The Al Este vein, originally discovered in 2006, has been traced by drilling along a strike length of three kilometres.  During 2007, drilling was focused on the central one kilometre portion of this vein and added an additional 259,000 ounces of resources. Reserve calculations are ongoing and the Company believes a significant part of the Al Este resource will be converted to reserves.  At Bonanza, drilling was completed on a 60 x 60 metre grid along 800 metres of strike length which is sufficient for the calculation of inferred resources.

New indicated and inferred resources are shown in the table below (3.9 g/t gold equivalent cutoff grade).

Deposit	Category	Tonnes	Au(g/t)	Ag(g/t)	Au (ozs)	Ag(ozs)
Al Este	Indicated	611,000	13.65	491.3	268,000	9,651,000
	Inferred	545,000	10.98	392.5	192,000	6,877,000
Bonanza	Inferred	943,000	18.37	220.9	557,000	6,702,000
Esmeralda	Inferred	146,000	13.13	741.4	62,000	3,485,000

The new resources confirm this area of El Peñón as a new centre of high-grade gold and silver mineralization with exceptional upside that will significantly transform El Peñón.  Both the Al Este and Bonanza deposits remain open along strike, and several other vein systems including Esmeralda remain to be tested by drilling.  During 2008, the Company has budgeted approximately $6.5 million for exploration and 130,000 metres of drilling at El Peñón, the majority of which will be completed in the North Block area to add additional resources.   Yamana believes that there is potential to add up to 1.5 million ounces of reserves and resources. The historical conversion of resources to reserves at El Peñón is approximately 80 percent.

These results further support the Company’s continuing view that there is unrealized value at El Peñón derived from the development of new veins at higher grades. Production is expected to increase from approximately 425,000 to 435,000 gold equivalent ounces in 2008 (which is already an increase from historical production levels of 320,000 to 340,000 gold equivalent ounces) to over 500,000 gold equivalent ounces in 2010.

Mr. Greg Walker, P. Geo., General Manager, Resource of Yamana Gold Inc., has supervised the preparation of the El Peñón technical data.

24.                               DEPLETION AND IMPAIRMENT OF MINERAL PROPERTIES

Depletion on mineral properties is calculated based on a unit-of-production basis which is highly impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources as discussed under reserve estimates.

Management has reviewed the undiscounted future cash flows of its mining projects, based on a long-term gold price of $600-$700 per ounce. Other estimates included in the determination of future cash flows include estimates on the amount of reserves, recoverable ounces and production levels. Based on this review, management has concluded that there is no impairment in mineral properties nor goodwill as at the current fiscal year end.

Differences between management’s assumptions and market conditions could have a material effect in the future.

25.                               RISKS AND UNCERTAINTIES

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US Dollar.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2007. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Operating and Political Risks

The Company holds mining properties in Brazil, Argentina, Chile, Honduras, Mexico and the United States and as such is exposed to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental compliance, expropriation of property and shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Currency Risks

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent Canadian Dollars and Honduran Lempiras.  Revenues are earned in US Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in US dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US Dollar over short-term periods.

The Company has entered into several currency hedges to mitigate against fluctuations in the Real vis-à-vis the US Dollar as further discussed in Section “Currency Hedging”

Commodity Risks

The mining industry is intensely competitive and is highly dependent on commodity prices. The profitability of the Company is directly related to the market price of gold, copper and silver.  A decline in the price of gold, copper or silver could negatively impact the Company’s operations.

The Company has not hedged any of its gold.

The Company has entered into several currency hedges to mitigate against fluctuations in the price of copper as further discussed in Section “Commodity Hedging Program”.

Mineral reserves and resources are estimates which may differ significantly from actual mining results.

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt.  During the fourth quarter, the Company entered into a total of $550 million in interest rate swap agreements to convert floating rate financing to fixed rate financing over a 5 year period.  These contracts fix the rate of interest on the Company’s long-term debt at 4.50%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.  For long-term investments credit risk represents the par value of the instruments.  For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative.  When the fair value of the instruments is positive, this is a reasonable measure of credit risk.  The Company limits credit risk by entering into derivatives with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company’s gross credit exposure was $18.2 million as at December 31, 2007 (2006 - $nil)

Liquidity risk

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. We mitigate liquidity risk by spreading the maturity dates of derivatives over time.

26.                               CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

•                 Closure and reclamation costs

Closure and reclamation costs are accrued at their fair value and are estimated based   on the Company’s interpretation of current regulatory requirements.

•                  Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

•                  Depletion and impairment of mineral properties

Mining interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine which they relate to, or using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•                  Goodwill and impairment testing

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of the reporting unit to its carrying amounts. If the carrying value of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

•                  Reserve estimates

The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•                  Income taxes

Future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

•                  Purchase price allocations on business acquisitions

Purchase price allocations on business acquisitions are determined based on management’s estimates supported by an independent valuation. The preliminary allocation of the purchase prices represents management’s initial estimates. A detailed valuation is to be completed within one year of each acquisition.  It is anticipated that the final purchase price  allocations may result in a change to the amounts assigned to mineral properties, a change to the value attributable to tangible assets and the identification of goodwill.

CHANGE IN ACCOUNTING POLICY

The Company adopted the provisions of CICA Sections 3855 - Financial Instruments – Recognition and Measurement, Section 1530 - Comprehensive Income, Section 3865 - Hedges and Section 3861 – Financial Instruments – Disclosure and Presentation on January 1, 2007 which provides guidance on the classification, recognition, measurement and presentation of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result, the Company has added the following new accounting policy:

(i)            Financial instruments, marketable securities and investments

Marketable securities and investments in equity securities are classified as available-for-sale as the Company does not hold these securities for the purposes of trading for a profit and in the case of investments intends to hold these securities for more than one year.

Unrealized holding gains and losses related to available-for-sale investments are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes, however due to their nature, they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted and published market prices for available-for sale securities and a Black-Scholes option pricing model for warrants held.

The Company has derivative instruments to hedge its currency, metal price (including copper, silver and zinc) and interest rate risks. Derivative instruments are recorded at fair value. The changes in fair value (mark-to-market) are recorded in other comprehensive income if the derivative meets the criteria of hedge accounting as determined in Sections 3855- Financial Instruments and 3865 -  Hedges. Such instruments meeting the hedge accounting criteria include the currency and interest rate derivatives.  If the derivative does not meet the hedge accounting criteria, changes in fair value are recorded in net income for the period. Such instruments include the copper and zinc derivatives.  Fair market values are obtained from quoted and published market prices.  Silver derivatives meet the definition of an off-balance sheet arrangement and are described in Section 20 “Off-Balance Sheet Arrangements”.

Future concentrate sales agreements containing an embedded derivative are recorded at fair value until the final settlement occurs. Changes in fair market values are recorded in net income for the period. The company calculates the fair value of these receivables based on published copper forward prices.

The Company capitalizes and amortizes costs associated with debt and financing instruments. The period of the amortization is based on the terms of the agreements.

(ii)           Changes in Accounting Policies and Estimates, and Errors

In July 2006, the CICA issued Section 1506, Changes in Accounting Policies and Estimates, and Errors to replace the existing Section 1506, Accounting Changes. This section applies to fiscal years beginning on or after January 1, 2007 and is therefore effective for the Company in fiscal 2008.  Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.

(iii)         Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) effective January 1, 2007. As a result of this adoption, the Company recognized, as a cumulative effect of change in accounting principle, a $1.5 million increase in liabilities for unrecognized tax benefits, and a $1.5 million decrease in retained earnings.

(iv)          Comprehensive Income

In April 2005 the CICA issued Section 1530, Comprehensive Income. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The mandatory effective date for the new Section is for interim and annual financials statements relating to fiscal years beginning on or after October 1, 2006. The Company has recorded the following transition adjustments in the Consolidated Financial Statements:

(i)                              An adjustment to deficit to reflect the fair value adjustment of warrants held and the write-off of certain deferred costs previously capitalized on the balance sheet in the amount of $249.

(ii)                            An adjustment to AOCI to reflect the impact of change to fair value of available-for-sale securities in the amount of $3,510.

27.                               RECENT ACCOUNTING PRONOUNCEMENTS

Recently issued Canadian and United States accounting pronouncements have been outlined below.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R (SFAS 158). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The Company expects that adoption of SFAS 158 will have no significant impact on its financial condition or results of operations.

In February 2007 the FASB issued SFAS No.159, the Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FAS 115. This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after

November 15, 2007. The Company is currently evaluating the impact SFAS No.159 will have on its financial condition and results of operations.

CICA issued Section 3862 of the CICA handbook, Financial Instruments – Disclosure and Section 3863, Financial Instruments - Presentation, which is effective for fiscal years beginning on or after October 1, 2007.  The objective of this Section is to require entities to provide disclosures in their financial statements that enable users to evaluate:

•      The significance of financial instruments for the entity’s financial position and performance; and

•      The nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

The adoption of this standard will have no impact on the Company’s financial position.

The new standard Section 3031, Inventories, establishes standards for the measurement and disclosure of inventories.  The Standard provides guidance on the determination of cost and requires the allocation of overhead expenses and other costs to inventory. Inventories must be measured at the lower of cost and net realizable value. Consistent use must be made of the method of determining inventory. Reversal of previous write-downs is required when there is a subsequent increase in the value of inventories. The amount of inventories recognized as an expense during the period shall be disclosed. Except for the new guidance on reversal of write-downs the Company’s current practice for valuing inventory is substantially in accordance with the new standard and therefore the adoption of Section 3031 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

28.                               CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Business Conduct and Ethics, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable US and Canadian securities laws. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In conducting its evaluation of the effectiveness of the Company’s disclosure controls and procedures, management has concluded that the Company’s disclosure controls and procedures that are in place in place remained effective.

MANAGEMENTS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes:

•                  maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company;and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway

Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, Yamana’s Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have determined that, as of December 31, 2007, the Company’s internal control over financial reporting is effective and have certified Yamana’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management excluded from its assessment the internal control over financial reporting at Meridian Gold Inc. and Northern Orion Resources Inc., which were acquired on October 12, 2007 and October 13, 2007, respectively, and whose financial statements respectively constitute 56%, and 15% and 54% and 15% of net and total assets, 11% and 1% percent of revenues, and 15% and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007.

Changes in Internal Controls

No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2007 and December 31, 2006 and results of operations for the period ended December 31, 2007, December 31, 2006 and December 31, 2005.

This Management’s Discussion and Analysis has been prepared as of March 24, 2008. The audited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto for the year ended December 31, 2007 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2007 and the most recent Annual Information Form for the year ended December 31, 2007 on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in US dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation”, that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, level of activity, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks relating to the integration of acquisitions, risk relating to international operations, the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; fluctuations in metal prices; as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2007 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Cautionary Note Regarding Reserves and Resources

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed by the Company since January 1, 2008 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.